Brookfield Renewable Partners L.P.

Q2 2021 INTERIM REPORT

Brookfield

OUR OPERATIONS
We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 20,400 megawatts ("MW") of capacity, annualized long-term average ("LTA") generation of approximately 59,000 gigawatt hours ("GWh"), and a development pipeline of over 31,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at June 30, 2021:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	31	141	3,168	13,503	2,543
Canada	18	29	1,098	3,656	1,261
	49	170	4,266	17,159	3,804
Colombia	7	8	2,772	14,755	3,703
Brazil	27	44	946	4,924	—
	83	222	7,984	36,838	7,507
Wind
North America
United States(3)(4)	—	30	2,920	8,674	—
Canada	—	4	483	1,437	—
	—	34	3,403	10,111	—
Europe	—	39	932	2,067	—
Brazil	—	19	457	1,950	—
Asia	—	9	660	1,650	—
	—	101	5,452	15,778	—

Solar - utility(5)	—	84	2,177	4,606	—

Energy transition
Distributed generation(6)	—	5,526	1,372	1,820	—
Storage & other(7)	2	11	3,392	—	5,220
	2	5,537	4,764	1,820	5,220
	85	5,944	20,377	59,042	12,727
(1)LTA is calculated based on our portfolio as at June 30, 2021, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and for why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes a battery storage facility in North America (20 MW).
(3)Includes four wind facilities (391 MW) in the United States that have been presented as assets held for sale.
(4)Includes a battery storage facility in North America (10 MW).
(5)Includes three solar facilities (19 MW) in Asia that have been presented as assets held for sale.
(6)Includes nine fuel cell facilities in North America (10 MW).
(7)Includes pumped storage in North America (600 MW) and Europe (2,088 MW), four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), one cogeneration plant in North America (105 MW) and two cogeneration plants in Europe (124 MW).

The following table presents the annualized long-term average generation of our portfolio as at June 30, 2021 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,794	3,918	2,525	3,266	13,503
Canada	841	1,064	873	878	3,656
	4,635	4,982	3,398	4,144	17,159
Colombia	3,376	3,681	3,567	4,131	14,755
Brazil	1,215	1,228	1,241	1,240	4,924
	9,226	9,891	8,206	9,515	36,838
Wind
North America
United States(2)	2,236	2,442	1,882	2,114	8,674
Canada	400	345	273	419	1,437
	2,636	2,787	2,155	2,533	10,111
Europe	626	456	399	586	2,067
Brazil	371	494	606	479	1,950
Asia	368	439	454	389	1,650
	4,001	4,176	3,614	3,987	15,778

Solar - utility(3)	966	1,340	1,403	897	4,606

Energy transition	359	560	547	354	1,820

Total	14,552	15,967	13,770	14,753	59,042
(1)LTA is calculated on a consolidated basis, including equity-accounted investments, and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.
(2)Includes four wind facilities (391 MW) in the United States that have been presented as assets held for sale.
(3)Includes three solar facilities (19 MW) in Asia that have been presented as assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at June 30, 2021 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,614	2,805	1,819	2,293	9,531
Canada	619	775	624	619	2,637
	3,233	3,580	2,443	2,912	12,168
Colombia	813	887	859	995	3,554
Brazil	988	998	1,009	1,009	4,004
	5,034	5,465	4,311	4,916	19,726
Wind
North America
United States(2)	1,060	1,118	860	1,011	4,049
Canada	376	328	261	394	1,359
	1,436	1,446	1,121	1,405	5,408
Europe	287	217	179	259	942
Brazil	126	168	210	165	669
Asia	99	118	121	104	442
	1,948	1,949	1,631	1,933	7,461

Solar - utility(3)	373	620	650	334	1,977

Energy transition	172	271	263	169	875

Total	7,527	8,305	6,855	7,352	30,039
(1)LTA is calculated on a proportionate and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on the calculation and relevance of proportionate information, our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.
(2)Includes four wind facilities (391 MW) in the United States that have been presented as assets held for sale.
(3)Includes three solar facilities (19 MW) in Asia that have been presented as assets held for sale.
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada – see "PART 9 – Cautionary Statements". We make use of non-IFRS measures in this Interim Report – see "PART 9 – Cautionary Statements". This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR's website at www.sedar.com.

.Letter to Unitholders .

The tailwinds for renewables continue to accelerate as stakeholders around the world increasingly focus on the global imperative to decarbonize, driving increased demand for green energy and other clean solutions. It should come as no surprise that there is both a growing investment opportunity, as well as increasing capital allocations towards the sector. As one of the few businesses with the scale, track record and global capabilities to both partner with governments and businesses and also invest to help them achieve their decarbonization goals, we believe we have a great runway ahead of us.

Despite competition, we have continued to earn excellent returns in these market conditions. We have remained focused on opportunities where we can leverage our global reach, operating and development expertise and scale access to capital. And as industry tailwinds accelerate, the number of scale, value-add opportunities that favor investors with our capabilities also increases.

Highlights for the quarter include:

•Generated FFO of $268 million, or $0.42 per unit, a 23% increase on a normalized per unit basis over the same period in the prior year as our assets continue to perform well with high levels of asset availability, and we benefit from growth from new acquisitions and development assets coming online;

•We signed 28 agreements for approximately 800 GWh of renewable generation with corporate off-takers across all major industries. Our momentum with corporate contracting continues to grow and demonstrates our leadership in a rapidly growing industry trend;

•Progressed approximately 7,500 megawatts of development projects through construction and advanced stage permitting. We also added approximately 4,000 megawatts to our global development pipeline, which is now approximately 31,000 megawatts;

•Invested or agreed to invest approximately $1.9 billion (approximately $500 million net to Brookfield Renewable) of equity across a range of transactions year-to-date;

•Our balance sheet remains robust with almost $3.3 billion of available liquidity and no meaningful near-term maturities; and

•Raised approximately $1.3 billion (over $650 million net to Brookfield Renewable) from asset recycling and strategic upfinancing activities this year.

Update on Growth Initiatives

As more capital continues to flow into renewable energy and decarbonization solutions, our approach to growth will continue to favor opportunities that allow us to utilize our strengths – investing for value and leveraging our operating capabilities to drive cashflow growth. We recently executed several agreements and transactions that highlight this approach.

In June, we commenced the repowering of the fully contracted 845-megawatt Shepherds Flat wind project, which we acquired earlier this year. Shepherds Flat, located in the United States, is one of the largest repowering projects in the world. We will replace the turbine hardware with longer rotors and more efficient equipment while maintaining the rest of the infrastructure. This is expected to increase production by approximately 25%, generating 400 gigawatt hours of additional clean energy annually, while meaningfully extending the asset’s useful life. Furthermore, given that it costs only a fraction of a comparable greenfield project and the enhanced generation can support a more robust capital structure, the repowering requires no additional equity investment from us, generating attractive mid-to-high teens returns on this investment.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

This repowering is an example of how we capitalize on our competitive advantages in the current market environment. By the time we complete the repowering by the end of 2022, it is expected that 320 turbines will have been retrofitted with almost 130 meter rotors and other technologically advanced equipment, as we continue to deliver power and receive revenues under the power purchase agreement. Doing so requires the combination of our operating capabilities as well as our position as one of the leading renewable power platforms in the world. We are leveraging our existing relationships with equipment suppliers, financing partners, and power offtakes to largely de-risk this project.

With an estimated 200 gigawatts of global wind capacity reaching 15 years of age within the next five years, the global market for repowerings is large – Shepherds Flat is by no means the only opportunity – and is only one segment where we continue to grow our business at attractive returns. Given our global reach and operating capabilities, we expect to capitalize on scale opportunities to repower other facilities, both across our existing portfolio as well as those we acquire, to deliver attractive returns for our investors.

This quarter, we signed a strategic collaboration agreement with Amazon to develop new renewable energy projects supported by power purchase agreements and to work together on additional green energy opportunities in the future. This agreement, with the world’s largest corporate buyer of renewable power, will leverage our deep operating capabilities and local teams in North America, Europe, Brazil, and Asia to support the construction of projects from our 31,000 megawatt global development pipeline. We are excited to collaborate with Amazon and support them in achieving their climate goals and the transition of global electricity grids to greener energy.

We also agreed with Trane Technologies, a global climate innovator, to jointly pursue and offer decarbonization-as-a-service for commercial, industrial, and public sector customers, comprising energy efficient retrofits and upgrades of building energy infrastructure along with captive distributed solar, energy storage and other power generation across North America. The agreement leverages our leading U.S. distributed generation business and Trane’s leading energy efficiency and technical, engineering, construction and project development experience to jointly develop and implement new customer opportunities. The innovative decarbonization solutions provided will help customers meet sustainability targets while reducing operating costs through upgrading critical energy infrastructure and installing onsite renewable energy.

At our Polish renewable business, we made significant progress on our development activities. We secured a 25-year contract to support the buildout of almost 1.5 gigawatts of offshore projects at a very attractive price, escalating with inflation, with no basis or curtailment risk. As we have stated previously, we believe these are the most attractive contract structures available in the global offshore sector. We are now focused on executing construction activities, with the goal of delivering the facilities starting in 2025. In addition, we are on track to deliver our 200-megawatt under construction onshore wind portfolio by next year and are advancing opportunities to grow our onshore wind and solar footprint in the country. To fund these growth activities, shareholders have agreed to the capital increase required over the next two years, providing the framework for us to invest an additional €150 million (approximately $50 million net to Brookfield Renewable) and increase our stake in the business to almost 40%.

In Brazil, our construction activities continue to progress on budget and schedule across our almost 2-gigawatt portfolio of under construction solar projects. Recently, we completed construction activities at our approximately 300-megawatt project ahead of schedule and under budget. Our global procurement platform and construction capabilities have positioned us well and we are on track to deliver an additional approximately 900 megawatts of fully contracted projects in 2022.

Alongside Apple’s China Renewable Energy Fund, which was raised by Apple and its suppliers to advance their collective transition to net zero in the country, we agreed to acquire a 55% stake in a 213-megawatt high quality, contracted portfolio of wind assets in China for ~$60 million ($15 million net to Brookfield Renewable). This transaction continues to expand and diversify our platform in China, providing a path to continue to prudently grow our capacity in the country. The acquisition is expected to close in the third quarter.

In India, we agreed to invest $130 million ($35 million net to Brookfield Renewable), totaling 900 megawatts of capacity across two transactions. The first is with a local solar developer from whom we

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

acquired assets in 2019. We will acquire a 450-megawatt fully contracted ready-to-build solar project. The opportunity is a part of a 1.7-gigawatt pipeline that we are developing in a joint venture with them, where they undertake development activities, and we have the option to acquire the projects once they are fully permitted and ready to begin construction. The second is with a large Indian solar developer that was one of the underlying borrowers in a portfolio of loans we acquired in late 2020. The investment gives us the right to acquire a 450-megawatt fully contracted solar project one year following commissioning once the project has been substantially de-risked.

Brookfield Renewable Corporation (BEPC)

It has been 12 months since we spun out our corporate entity, Brookfield Renewable Corporation (BEPC). In that time, it has achieved many of the goals we set at launch including welcoming almost 250 new institutional investors and the addition to many indices including the Russell 1000, the MSCI Canada and the S&P Global Clean Energy Index. We were able to offer BEPC shares as consideration in the privatization of TerraForm Power and expanded the public float since launch by approximately 300%. We are pleased with the positive market reception. Looking forward, we expect that BEPC will continue to offer investors an additional way to access our globally leading portfolio of renewable and decarbonization assets, broadening our investor base and enhancing the liquidity of our securities.

Results from Operations

During the second quarter, we generated FFO of $268 million, or $0.42 per unit, as our business benefited from recent acquisitions, strong asset availability, and margin enhancing initiatives. On a normalized basis, our per unit results were up 23% year-over-year.

During the quarter, our hydroelectric segment delivered FFO of $154 million. Despite generation for the quarter coming in below the long-term average, the portfolio continues to exhibit strong cash flow resiliency given the increasingly diversified asset base and contract profile. As we have reiterated previously, resource cyclicality is expected but does not impact how we manage the business. Our focus remains on mitigating exposure to any single resource, market, or counterparty by continuously diversifying and contracting the business while prudently managing the assets. Securing contracts that value the uniqueness of our fleet as a generator of dispatchable clean electricity and ancillary services further bolsters our portfolio against inevitable variability.

Brazil has been impacted by a drier than normal rainy season, particularly in the Southeastern region of the country, and reservoirs are well below long-term average. As a result, spot prices have increased significantly, as the grid operator has been forced to dispatch higher priced thermal generation, and there is modest risk of energy rationing. Our portfolio is well positioned in this environment. We have little to no risk of being short of our power delivery obligations for the rest of this year and 2022, and we could potentially realize very strong pricing on contracts we sign for next year.

Our wind and solar segments generated a combined $178 million of FFO, as we continue to generate stable revenues from these assets and benefit from the diversification of our fleet and highly contracted cash flows with long duration power purchase agreements. Further, to take advantage of the strong pricing environment in Brazil, we executed on a regulatory mechanism to uncontract our generation for 2022 from our approximately 300-megawatt solar project. Concurrently, we executed on new contracts for this generation in the free market at double the power purchase agreement price, generating an additional R$135 million (US$27 million) of revenue from the project.

Our energy transition segment generated $44 million of FFO during the quarter as our portfolio continues to grow while we assist commercial and industrial partners achieve their decarbonization goals and provide critical grid-stabilizing ancillary services and back-up capacity required to address the increasing intermittency of greener electricity grids.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Balance Sheet and Liquidity

Our financial position continues to be strong. We have approximately $3.3 billion of available liquidity, our investment grade balance sheet has no meaningful near-term maturities, and approximately 90% of our financings are non-recourse to Brookfield Renewable. Recently, Fitch initiated coverage of our business, assigning a BBB+ rating, which is consistent with our existing rating from S&P.

During the quarter, we continued to take advantage of the low interest rate environment and executed on approximately $1.5 billion of investment grade financings and upfinancings across the business. We also continued to execute on several initiatives to further bolster our liquidity and support growth. Recently, we raised over $850 million (approximately $410 million net to Brookfield Renewable) of equity proceeds from capital recycling initiatives. Looking forward, we expect to continue to generate meaningful proceeds from strategic upfinancing and capital recycling initiatives, so we are not reliant on capital markets to fund the growth of our business.

Outlook

Looking ahead, we continue to focus on growing our business and executing on our key operational priorities, including maintaining a robust balance sheet, maintaining access to diverse sources of capital, and surfacing value through enhanced cash flows from our existing portfolio.
We remain committed to helping our customers achieve their decarbonization goals and in the process, earn our investors a strong total return of 12-15% over the long term.

On behalf of the Board and management of Brookfield Renewable, we thank all our unitholders and shareholders for their ongoing support.

Sincerely,

Connor Teskey
Chief Executive Officer
August 5, 2021

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, "Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power assets.
Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.
One of the largest, public pure play renewable businesses globally. Brookfield Renewable has a proven track record as a publicly-traded operator and investor in the renewable power sector for over 20 years. Today we have a large, multi-technology and globally diversified portfolio of pure-play renewable assets that are supported by approximately 3,000 experienced operators. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio consists of approximately 20,400 MW of installed capacity largely across four continents, a development pipeline of over 31,000 MW, and annualized long-term average generation on a proportionate basis of approximately 30,000 GWh.
The following charts illustrate revenue on a proportionate basis(1):
(1) Figures based on normalized revenue for the last twelve months, proportionate to Brookfield Renewable.
Helping to accelerate the decarbonization of the electricity girds. Climate change is one of the most significant and urgent issues facing the global economy, posing immense risks to social and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that we are well positioned to deliver investment solutions in support of decarbonization. With our scale and global operating, development and investing capabilities, we are well situated to partner with governments and businesses to help them achieve their goal of greening the global electricity grids.
Stable, diversified and high-quality cash flows with attractive long-term value for LP unitholders. We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 85% of our proportionate generation output in 2021 is contracted with high-quality counterparties including public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield. Our power purchase agreements have a weighted-average remaining duration of 14 years, on a proportionate basis, providing long-term cash flow visibility.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the economic cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is 7%, and approximately 90% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 13 years and 10 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are fixed rate and only 3% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at June 30, 2021 was approximately $3.3 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Best-in class operating expertise. Brookfield Renewable has approximately 3,000 operating employees and over 140 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating and managing power generation facilities spans over 120 years and includes full operating, development and power marketing capabilities.
Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our over 31,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through engagement in mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Since 2016, we have deployed approximately $6 billion in equity as we have invested in, acquired, or commissioned approximately 15,100 MW across hydroelectric, wind, solar and storage facilities. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, our strategic relationship with Brookfield, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.
Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows ensuring a sustainable distribution yield. We target a long-term distribution growth rate in the range of 5% to 9% annually.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Management’s Discussion and Analysis
For the three and six months ended June 30, 2021
This Management’s Discussion and Analysis for the three and six months ended June 30, 2021 is provided as of August 5, 2021. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Q2 2021 Highlights	12	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	31
Part 2 – Financial Performance Review on Consolidated Information	15	Consolidated statements of cash flows	32
		Shares and units outstanding	33
		Dividends and distributions	34
Part 3 – Additional Consolidated Financial Information	17	Contractual obligations	34
Summary consolidated statements of financial position	17	Supplemental guarantor financial information	34
Related party transactions	17	Off-statement of financial position arrangements	35
Equity	18
		Part 6 – Selected Quarterly Information	36
Part 4 – Financial Performance Review on Proportionate Information	20	Summary of historical quarterly results	36
		Proportionate results for the six months ended June 30	37
Proportionate results for the three months ended June 30	20	Reconciliation of non-IFRS measures	38
Reconciliation of non-IFRS measures	25
Contract profile	28	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	41

Part 5 – Liquidity and Capital Resources	29	Part 8 – Presentation to Stakeholders and Performance Measurement	43
Capitalization and available liquidity	29
Borrowings	30	Part 9 – Cautionary Statements	47

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

PART 1 – Q2 2021 HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020
Operational information
Capacity (MW)	20,377	19,317	20,377	19,317
Total generation (GWh)
Long-term average generation	16,092	15,527	30,191	29,678
Actual generation	14,683	13,264	28,511	27,528

Proportionate generation (GWh)
Long-term average generation	8,356	7,309	15,958	14,026
Actual generation	7,013	6,552	14,388	13,716
Average revenue ($ per MWh)	84	72	85	74

Selected financial information
Net loss attributable to Unitholders	$(63)	$(42)	$(196)	$(22)
Basic income (loss) per LP unit(1)	(0.13)	(0.11)	(0.37)	(0.10)
Consolidated Adjusted EBITDA(2)	927	673	1,613	1,434
Proportionate Adjusted EBITDA(2)	510	396	999	787
Funds From Operations(2)	268	232	510	449
Funds From Operations per Unit(2)(3)	0.42	0.40	0.79	0.77
Distribution per LP unit	0.30	0.29	0.61	0.58
(1)For the three and six months ended June 30, 2021, average LP units totaled 274.9 million and 274.9 million, respectively (2020: 268.5 million and 268.5 million, respectively).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(3)Average Units outstanding for the three and six months ended June 30, 2021 were 645.6 million and 645.5 million, respectively (2020: 583.8 million and 583.7 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	June 30, 2021	December 31, 2020
Liquidity and Capital Resources
Available liquidity	$3,265	$3,270
Debt to capitalization – Corporate(1))	7%	6%
Debt to capitalization – Consolidated(1)	31%	27%
Borrowings non-recourse to Brookfield Renewable	89%	88%
Floating rate debt exposure on a proportionate basis(2)	3%	4%
Corporate borrowings
Average debt term to maturity	13 years	14 years
Average interest rate	3.9%	3.9%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	10 years	11 years
Average interest rate	4.0%	4.0%
(1)Adjusted to reflect the redemption of C$200 million Series 9 preferred units that was completed on July 31, 2021.
(2)Excludes 5% (2020: 5%) floating rate debt exposure of certain regions outside of North America and Europe due to the higher cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Operations
Funds From Operations of $268 million or $0.42 on a per Unit basis, representing a 5% increase from the same period in the prior year driven by:
•Contributions from organic growth initiatives and acquisitions including the acquisition of an 845 MW wind farm in Oregon and our increased ownership in TerraForm Power; and
•Higher realized prices across most markets, on the back of inflation escalation and recontracting initiatives, as well as successful energy marketing initiatives
•Partially offset by lower generation, primarily at our hydroelectric facilities in North America
After deducting depreciation and one-time non-cash charges, net loss attributable to Unitholders for the three months ended June 30, 2021 was $63 million or $0.13 per LP unit.
We continued to focus on extending our contract profile and leveraging our deep customer relationships
•Signed 28 agreements for approximately 800 GWh of renewable generation with corporate offtakers globally and across all major industries in the last quarter.
•Secured a 25 year contract to support the build-out of almost 1.5 GW of offshore wind at our Polish renewable business.
Liquidity and Capital Resources
Our financial position continues to be strong and backed by a resilient balance sheet
•Liquidity position remains robust, with approximately $3.3 billion of total available liquidity with no meaningful near-term maturities
•Strength of balance sheet reaffirmed by Fitch, which initiated coverage with a BBB+ equivalent credit rating
•Capitalized on both the low interest rate environment and long-term nature of our assets by executing on approximately $1.5 billion of investment grade financings and upfinancings:
◦Secured over $1.1 billion of non-recourse financings during the quarter
◦Issued our inaugural perpetual green subordinated notes for $350 million at a fixed rate of 4.625%
•So far this year, we expect to generate over $850 million of proceeds ($410 million net to Brookfield Renewable) from capital recycling initiatives including the sale of mature wind portfolios in Ireland and in the U.S., returning, in the aggregate, approximately two times our invested capital
Growth and Development
As the opportunity to invest in renewables and decarbonization expands, we focus on opportunities that leverage our competitive advantages including scale, global reach and operating expertise, including this quarter:
•Agreed with Trane Technologies, a global climate innovator, to jointly pursue and offer decarbonization-as-a-service for commercial, industrial, and public sector customers across North America.
•A strategic collaboration agreement with Amazon to develop new renewable energy projects with power purchase agreements and to work together on additional green energy opportunities in the future. This agreement will leverage our deep operating capabilities to support the construction of projects from our 31,000 MW global development pipeline.
Together with our institutional partners, we agreed to invest approximately $130 million ($35 million net to Brookfield Renewable), totaling 900 MW of capacity across two solar projects in India once projects have been substantially de-risked from local developers with which we had a pre-existing relationship.
Subsequent to the quarter, together with our institutional partners and investing alongside Apple Inc.’s China Renewable Energy Fund, we agreed to acquire a 55% stake in a 213 MW high quality, contracted portfolio of wind assets in China for $60 million ($15 million net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

During the quarter, we continued to progress our development pipeline
•Commissioned 30 MW of development projects and continued to advance the construction of 4,696 MW of hydroelectric, wind, pumped storage, solar PV and rooftop solar development projects, including commencing the repowering of an 845 MW wind farm in Oregon, that are expected to generate annualized Funds From Operations of approximately $69 million in aggregate.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020
Long-term average generation	16,092	15,527	30,191	29,678
Actual generation	14,683	13,264	28,511	27,528
Revenues	$1,019	$942	$2,039	$1,991
Direct operating costs	(307)	(310)	(698)	(636)
Management service costs	(72)	(46)	(153)	(86)
Interest expense	(246)	(261)	(479)	(500)
Depreciation	(379)	(324)	(747)	(661)
Income tax recovery (expense)	(2)	15	15	(28)
Net income (loss)	$110	$(10)	$55	$79
	Average FX rates to USD
C$	1.23	1.39	1.25	1.36
	€0.83	0.91	0.83	0.91
R$	5.30	5.39	5.38	4.92
COP	3,690	3,846	3,622	3,689
Variance Analysis For The Three Months Ended June 30, 2021
Revenues totaling $1,019 million represents an increase of $77 million over the same period in the prior year due to the growth of our business. Recently acquired and commissioned facilities contributed 806 GWh of generation and $85 million to revenue which was partially offset by recently completed asset sales that reduced generation by 74 GWh and revenue by $9 million. On a same store, local currency basis, revenue decreased by $33 million as the benefit from higher realized revenue per MWh across most markets primarily due to inflation escalation and recontracting initiatives was more than offset by lower generation, primarily at our hydroelectric facilities in North America.
The weakening of the U.S. dollar relative to the same period in the prior year across most of the currencies increased revenue by $34 million, which was partially offset by an $18 million unfavorable foreign exchange impact on our operating and interest expense for the quarter.
Direct operating costs totaling $307 million represents a decrease of $3 million over the same period in the prior year due to cost-saving initiatives across our business and recently completed asset sales which were partially offset by additional costs from our recently acquired and commissioned facilities and the impact of foreign exchange movements noted above.
Management service costs totaling $72 million represents an increase of $26 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $246 million represents a decrease of $15 million over the same period in the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing, partially offset by the impact of foreign exchange movements noted above.
Depreciation expense totaling $379 million represents an increase of $55 million over the same period in the prior year due to the growth of our business and the impact of foreign exchange movements.
Net income was $110 million compared to a net loss of $10 million in the same period in the prior year due to the above noted items and realized gains from our recently completed asset sales.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Variance Analysis For The Six Months Ended June 30, 2021
Revenues totaling $2,039 million represents an increase of $48 million over the same period in the prior year due to the growth of our business. Recently acquired and commissioned facilities contributed 814 GWh of generation and $89 million to revenue, which was partially offset by recently completed asset sales that reduced generation by 121 GWh and revenue by $19 million. On a same store, local currency basis, revenue decreased by $57 million as the benefit from higher average realized revenue per MWh primarily due to inflation indexation and recontracting initiatives, and higher market prices realized on generation from our wind assets in Texas during the winter storm in the first quarter of 2021, which contributed $52 million, was more than offset by lower generation, primarily at our hydroelectric facilities in North America.
The weakening of the U.S. dollar relative to the same period in the prior year across most of the currencies increased revenue by $35 million, which was partially offset by a $21 million unfavorable foreign exchange impact on our operating and interest expense for the year.
Direct operating costs totaling $618 million, excluding the impact of the Texas winter storm, represents a decrease of $18 million over the prior year due to cost-saving initiatives across our business, partially offset by additional costs from our recently acquired and commissioned facilities and the impact of foreign exchange movements noted above.
Direct operating costs relating to the Texas winter storm event totaled $80 million which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives. The total consolidated impact of the Texas winter storm, net of the $52 million of revenues noted above, amounted to a $28 million loss, of which Brookfield Renewable’s share was not material.
Management service costs totaling $153 million represents an increase of $67 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $479 million represents a decrease of $21 million over the same period in the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing, partially offset by the growth of our business and the impact of foreign exchange movements noted above.
Depreciation expense totaling $747 million represents an increase of $86 million over the same period in the prior year due to the growth of our business and the impact of foreign exchange movements.
Net income totaled $55 million compared to $79 million in the same period in the prior year due to the above noted items and realized gains from our recently completed asset sales.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	June 30, 2021	December 31, 2020
Assets held for sale	$854	$57
Current assets	2,989	1,742
Equity-accounted investments	979	971
Property, plant and equipment, at fair value	44,646	44,590
Total assets	51,121	49,722
Liabilities directly associated with assets held for sale	407	14
Corporate borrowings	2,191	2,135
Non-recourse borrowings	17,186	15,947
Deferred income tax liabilities	5,149	5,515
Total liabilities and equity	51,121	49,722
	Spot FX rates to USD
C$	1.24	1.27
	€0.84	0.82
R$	5.00	5.20
COP	3,757	3,432
Assets held for sale
Assets held for sale totaled $854 million as at June 30, 2021 compared to $57 million as at December 31, 2020. The increase is entirely attributable to the classification of a 391 MW wind portfolio in the United States as held for sale.
Property, plant and equipment
Property, plant and equipment totaled $44.7 billion as at June 30, 2021 compared to $44.6 billion as at December 31, 2020. The $0.1 billion increase was primarily attributable to the acquisition of an 845 MW wind portfolio as well as a distributed generation platform comprised of 360 MW of operating and under construction assets and over 700 MW of development assets in the United States, and our continued investments in the development of power generating assets and our sustaining capital expenditure all of which increased property, plant and equipment by $2.9 billion. The increase was partially offset by the sale of a 656 MW operating and development wind portfolio in Ireland and a 271 MW development wind portfolio in Scotland, decreasing property, plant and equipment by $0.6 billion, the impact of foreign exchange due to the weakening of the United States dollar of $0.5 billion, and depreciation expense associated with property, plant and equipment of $0.7 billion. During the first quarter, we transferred $1.0 billion of property, plant and equipment to assets held for sale relating to a 391 MW wind portfolio in the United States.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Debt Fund and Brookfield Global Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the interest rate applicable on the draws is LIBOR plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were $545 million funds placed on deposit with Brookfield Renewable as at June 30, 2021 (2020: $325 million). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three and six months ended June 30, 2021, totaled nil and $1 million, respectively (2020: nil and $1 million).
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 19 – Related party transactions in the unaudited interim consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Revenues
Power purchase and revenue agreements	$22	$85	$83	$181
Direct operating costs
Energy purchases	$(2)	$—	$(4)	$—
Energy marketing fee & other services	(5)	(1)	(5)	(1)
Insurance services(1)	—	(8)	—	(14)
	$(7)	$(9)	$(9)	$(15)
Interest expense
Borrowings	$—	$—	$(1)	$(1)
Contract balance accretion	(4)	(4)	(9)	(8)
	$(4)	$(4)	$(10)	$(9)
Management service costs	$(72)	$(46)	$(153)	$(86)
(1)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. Beginning in 2020, insurance services are paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the for the three and six months ended June 30, 2020 were less than $1 million.
EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at June 30, 2021, to the extent that LP unit distributions exceed $0.2000 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $20 million and $40 million were declared during the three and six months ended June 30, 2021, respectively (2020: $15 million and $31 million, respectively).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2021, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In July 2021, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2021 in connection with the normal course issuer bid.
Perpetual subordinated notes
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million of perpetual subordinated notes at a fixed rate of 4.625%. The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable accrued interest of $3 million on the perpetual subordinated notes during the three and six months ended June 30, 2021. Interest accrued on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction costs, is $340 million (2020: nil) as at June 30, 2021.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2021, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed by Brookfield Renewable.
Subsequent to the quarter, Brookfield Renewable redeemed all of the outstanding units of Series 9 Preferred Limited Partnership units for C$200 million or C$25 per Preferred Limited Partnership Unit.
In July 2021, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Preferred units for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Preferred units. Preferred unit holders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Preferred units during 2021 in connection with the normal course issuer bid.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at June 30, 2021, Brookfield Asset Management owns, directly and indirectly, 308,051,190 LP units, Redeemable/Exchangeable partnership units, and BEPC exchangeable shares representing approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 52% is held by public investors.
During the three and six months ended June 30, 2021, Brookfield Renewable issued 51,857 LP units and 93,667 LP units, respectively (2020: 45,687 LP units and 104,454 LP units, respectively) under the distribution reinvestment plan at a total value of $2 million and $4 million, respectively (2020: $2 million and $3 million, respectively).
During the three and six months ended June 30, 2021, exchangeable shareholders of BEPC exchanged 6,033 and 9,642 BEPC exchangeable shares for an equivalent number of LP units amounting to less than $1 million LP units.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units and 8,609,220 BEPC exchangeable shares, representing approximately 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bid will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three and six months ended June 30, 2021 and 2020.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	2,450	3,476	3,580	3,580	$190	$217	$128	$165	$90	$137	$(16)	$7
Brazil	1,112	924	998	998	45	39	33	35	31	29	4	9
Colombia	972	532	887	870	51	45	42	25	33	19	20	11
	4,534	4,932	5,465	5,448	286	301	203	225	154	185	8	27
Wind
North America	1,061	765	1,446	938	86	56	79	45	54	31	(32)	(7)
Europe	228	140	272	175	29	15	67	13	63	11	31	(9)
Brazil	141	142	168	168	7	7	6	6	4	5	—	—
Asia	129	110	117	118	9	7	6	6	4	4	1	2
	1,559	1,157	2,003	1,399	131	85	158	70	125	51	—	(14)
Solar	538	285	620	366	102	44	81	45	53	29	13	(10)
Energy transition(1)	382	178	268	96	78	36	58	34	44	27	10	10
Corporate	—	—	—	—	—	—	10	22	(108)	(60)	(94)	(55)
Total	7,013	6,552	8,356	7,309	$597	$466	$510	$396	$268	$232	$(63)	$(42)
(1)Actual generation includes 123 GWh (2020: 86 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	5,465	5,448
Generation (GWh) – actual	4,534	4,932
Revenue	$286	$301
Other income	22	$23
Direct operating costs	(105)	(99)
Adjusted EBITDA	203	225
Interest expense	(43)	(40)
Current income taxes	(6)	—
Funds From Operations	$154	$185
Depreciation	(90)	(80)
Deferred taxes and other	(56)	(78)
Net income	$8	$27
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States	1,962	2,612	$78	$61	$94	$109	$69	$91	$(22)	$(7)
Canada	488	864	92	79	34	56	21	46	6	14
	2,450	3,476	81	66	128	165	90	137	(16)	7
Brazil	1,112	924	40	42	33	35	31	29	4	9
Colombia(2)	972	532	57	63	42	25	33	19	20	11
Total	4,534	4,932	$65	$61	$203	$225	$154	$185	$8	$27
(1)Includes realized foreign exchange hedge gains of approximately $8 million included in other income.
(2)Average revenue per MWh was adjusted to exclude the impact of power purchases, which are passed through to our customers.

North America
Funds From Operations at our North American business was $90 million versus $137 million in the prior year as the benefit from strong asset availability and higher average revenue per MWh due to the benefit of inflation indexation and favorable generation mix were more than offset by generation that was below long-term average.
Net loss attributable to Unitholders was $16 million versus a net income of $7 million in the same period in the prior year primarily due to the above noted decrease in Funds From Operations.
Brazil
Funds From Operations at our Brazilian business was $31 million versus $29 million in the prior year due to higher generation despite a drier than normal rainy season due to our generation shaping strategy. This was partially offset by lower average realized revenue per MWh as the benefit from inflation indexation on our contracts was more than offset by one-time energy marketing initiatives that benefited the prior year.
Net income attributable to Unitholders decreased $5 million from the same period in the prior year as the above noted increase in Funds From Operations was more than offset by unrealized losses on our energy hedging activities.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Colombia
Funds From Operations at our Colombian business was $33 million versus $19 million in the prior year as we benefited from cost saving initiatives and higher generation (10% above long-term average) which were partially offset by lower average revenue per MWh as the positive impact from inflation indexation and recontracting initiatives were more than offset by lower market prices realized on our surplus generation compared to prior year where market prices were high due to unseasonably low system-wide hydrology. Funds From Operations also benefited from the acquisition of a 40 MW of hydroelectric facilities during the first quarter of 2021 ($1 million and 19 GWh).
Net income attributable to Unitholders increased $9 million from the same period in the prior year primarily driven by the above noted increase in Funds From Operations.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	2,003	1,399
Generation (GWh) – actual	1,559	1,157
Revenue	$131	$85
Other income	56	8
Direct operating costs	(29)	(23)
Adjusted EBITDA	158	70
Interest expense	(32)	(19)
Current income taxes	(1)	—
Funds From Operations	125	51
Depreciation	(87)	(52)
Deferred taxes and other	(38)	(13)
Net (loss) income	$—	$(14)
The following table presents our proportionate results by geography for wind operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States	819	518	$77	$68	$61	$25	$43	$15	$(44)	$(5)
Canada	242	247	95	93	18	20	11	16	12	(2)
	1,061	765	81	76	79	45	54	31	(32)	(7)
Europe	228	140	127	115	67	13	63	11	31	(9)
Brazil	141	142	52	49	6	6	4	5	—	—
Asia	129	110	70	69	6	6	4	4	1	2
Total	1,559	1,157	$84	$77	$158	$70	$125	$51	$—	$(14)

North America
Funds From Operations at our North American business was $54 million versus $31 million in the prior year primarily due to growth from our increased ownership in TerraForm Power and the acquisition of our 845 MW wind portfolio in the United States which in aggregate contributed $23 million and 489 GWh. On a same store basis, Funds From Operations was in-line with prior year as the benefit of cost saving initiatives and higher average revenue per MWh due to generation mix were offset by lower resource.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Net loss attributable to Unitholders increased by $25 million from the same period in the prior year as the above noted increase in Funds From Operations was more than offset by higher non-cash depreciation as a result of the growth in our business and unrealized losses on our energy hedging activities.
Europe
Funds From Operations at our European business was $63 million versus $11 million in the prior year due to growth from our increased ownership in TerraForm Power and other acquisitions which in aggregate contributed $4 million and 93 GWh (net of asset sales) and a $48 million gain on the sale of our development assets in Ireland. On a same store basis, Funds From Operations was consistent with the prior year as the benefit from higher average revenue per MWh primarily due to generation mix was offset by lower resource.
Net income attributable to Unitholders was $31 million versus a net loss of $9 million in the same period in the prior year primarily due to the above noted increase in Funds From Operations.
Brazil
Funds From Operations and net income attributable to Unitholders at our Brazilian business of $4 million and nil, respectively, was consistent with the same period in the prior year as the benefit from inflation indexation of our contracts was offset by higher interest expense as a result of recent upfinancing initiatives.
Asia
Funds From Operations and net income attributable to Unitholders at our Asian business of $4 million and $1 million, respectively, was consistent with the same period in the prior year as the benefit from stronger resources (10% above long-term average) was offset by timing of major maintenance activities.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	620	366
Generation (GWh) – actual	538	285
Revenue	$102	$44
Other income	4	11
Direct operating costs	(25)	(10)
Adjusted EBITDA	81	45
Interest expense	(27)	(17)
Current income taxes	(1)	1
Funds From Operations	$53	$29
Depreciation	(45)	(19)
Deferred taxes and other	5	(20)
Net income (loss)	$13	$(10)
Funds From Operations at our solar business were $53 million versus $29 million in the prior year primarily due to the contribution from our increased ownership in TerraForm Power and other acquisitions ($29 million and 209 GWh) that was partially offset primarily due to a gain from the sale of a solar development project in the United States that benefited the prior year. On a same store basis, our business performed in-line with the prior year.
Net income attributable to Unitholders at our solar business was $13 million versus a net loss of $10 million in the same period in the prior year due to the above noted increase in Funds From Operations.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition business for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	268	96
Generation (GWh) – actual	382	178
Revenue	$78	$36
Other income	5	9
Direct operating costs	(25)	(11)
Adjusted EBITDA	58	34
Interest expense	(14)	(6)
Other	—	(1)
Funds From Operations	$44	$27
Depreciation	(24)	(9)
Deferred taxes and other	(10)	(8)
Net income	$10	$10
Funds From Operations at our energy transition business was $44 million versus $27 million in the prior year due to the growth of our distributed generation portfolio and other acquisitions ($19 million and 163 GWh).
Net income attributable to Unitholders of $10 million was consistent with the same period in prior year as the above noted increase to Funds From Operations was offset by non-cash depreciation as a result of the growth of our business.
CORPORATE
The following table presents our results for corporate for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Other income	$18	$28
Direct operating costs	(8)	(6)
Adjusted EBITDA	10	22
Management service costs	(72)	(40)
Interest expense	(22)	(23)
Current income taxes	—	1
Distributions on Preferred LP units, Preferred Shares and Perpetual Subordinated Notes	(24)	(20)
Funds From Operations	$(108)	$(60)
Deferred taxes and other	14	5
Net loss	$(94)	$(55)
Management service costs totaling $72 million increased $32 million compared to the same period in the prior year due to the growth of our business.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended June 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$190	$45	$51	$86	$29	$7	$9	$102	$78	$—	$597	$(38)	$460	$1,019
Other income	12	1	9	7	48	1	—	4	5	18	105	(3)	76	178
Direct operating costs	(74)	(13)	(18)	(14)	(10)	(2)	(3)	(25)	(25)	(8)	(192)	15	(130)	(307)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	26	11	37
Adjusted EBITDA	128	33	42	79	67	6	6	81	58	10	510	—	417
Management service costs	—	—	—	—	—	—	—	—	—	(72)	(72)	—	—	(72)
Interest expense	(36)	—	(7)	(23)	(5)	(2)	(2)	(27)	(14)	(22)	(138)	7	(115)	(246)
Current income taxes	(2)	(2)	(2)	(2)	1	—	—	(1)	—	—	(8)	1	(15)	(22)
Distributions attributable to:
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(15)	(15)	—	—	(15)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(3)	(3)	—	—	(3)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(8)	(7)	(15)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(280)	(280)
Funds From Operations	90	31	33	54	63	4	4	53	44	(108)	268	—	—
Depreciation	(66)	(17)	(7)	(62)	(19)	(4)	(2)	(45)	(24)	—	(246)	13	(146)	(379)
Foreign exchange and financial instruments gain (loss)	(37)	5	(4)	(13)	(5)	—	—	2	—	(15)	(67)	—	20	(47)
Deferred income tax recovery (expense)	18	1	(2)	1	1	—	—	3	(3)	5	24	2	(6)	20
Other	(21)	(16)	—	(12)	(9)	—	(1)	—	(7)	24	(42)	5	1	(36)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(20)	—	(20)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	131	131
Net income (loss) attributable to Unitholders(2)	$(16)	$4	$20	$(32)	$31	$—	$1	$13	$10	$(94)	$(63)	$—	$—	$(63)
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $149 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended June 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$217	$39	$45	$56	$15	$7	$7	$44	$36	$—	$466	$(17)	$493	$942
Other income	11	6	6	2	3	1	2	11	9	28	79	2	(57)	24
Direct operating costs	(63)	(10)	(26)	(13)	(5)	(2)	(3)	(10)	(11)	(6)	(149)	7	(168)	(310)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	8	9	17
Adjusted EBITDA	165	35	25	45	13	6	6	45	34	22	396	—	277
Management service costs	—	—	—	—	—	—	—	—	—	(40)	(40)	—	(6)	(46)
Interest expense	(29)	(4)	(7)	(15)	(2)	—	(2)	(17)	(6)	(23)	(105)	7	(163)	(261)
Current income taxes	1	(2)	1	1	—	(1)	—	1	(1)	1	1	—	3	4
Distributions attributable to:
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(7)	1	(6)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(112)	(112)
Funds From Operations	137	29	19	31	11	5	4	29	27	(60)	232	—	—
Depreciation	(59)	(16)	(5)	(36)	(11)	(3)	(2)	(19)	(9)	—	(160)	7	(171)	(324)
Foreign exchange and financial instruments gain (loss)	(32)	—	(6)	6	(1)	(1)	—	(13)	(2)	13	(36)	2	(12)	(46)
Deferred income tax recovery (expense)	(2)	—	(2)	1	(1)	—	1	2	—	(2)	(3)	(3)	17	11
Other	(37)	(4)	5	(9)	(7)	(1)	(1)	(9)	(6)	(6)	(75)	(1)	73	(3)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(5)	(7)	(12)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	100	100
Net income (loss) attributable to Unitholders(2)	$7	$9	$11	$(7)	$(9)	$—	$2	$(10)	$10	$(55)	$(42)	$—	$—	$(42)
(1)Share of loss from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $12 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Net income (loss) attributable to:
Limited partners' equity	$(35)	$(33)
General partnership interest in a holding subsidiary held by Brookfield	19	15
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(25)	(24)
BEPC exchangeable shares	(22)	—
Net income (loss) attributable to Unitholders	$(63)	$(42)
Depreciation	246	160
Foreign exchange and financial instruments loss	67	36
Deferred income tax recovery (expense)	(24)	3
Other	42	75
Funds From Operations	$268	$232
Distributions attributable to:
Preferred limited partners' equity	15	14
Preferred equity	6	6
Perpetual subordinated notes	3	—
Current income taxes	8	(1)
Interest expense	138	105
Management service costs	72	40
Proportionate Adjusted EBITDA	510	396
Attributable to non-controlling interests	417	277
Consolidated Adjusted EBITDA	$927	$673

The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic income per LP unit is reconciled to Funds From Operations per Unit, for the three months ended June 30:

	Three months ended June 30
	2021	2020
Basic income (loss) per LP unit(1)	$(0.13)	$(0.11)
Depreciation	0.38	0.27
Foreign exchange and financial instruments loss	0.10	0.06
Deferred income tax recovery (expense)	(0.04)	0.01
Other	0.11	0.17
Funds From Operations per Unit(2)	$0.42	$0.40
(1)During the three months ended June 30, 2021, on average there were 274.9 million LP units outstanding (2020: 268.5 million).
(2)Average units outstanding, for the three months ended June 30, 2021, were 645.6 million (2020: 583.8 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 95% and 75%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	Balance of 2021	2022	2023	2024	2025
Hydroelectric
North America
United States(1)	3,266	6,999	4,679	4,574	4,556
Canada	1,000	2,098	2,020	2,007	2,007
	4,266	9,097	6,699	6,581	6,563
Wind
North America
United States(2)	1,547	3,188	3,241	2,652	2,651
Canada	656	1,358	1,358	1,358	1,358
	2,203	4,546	4,599	4,010	4,009
Europe	439	942	942	942	941
Asia	175	335	337	337	337
	2,817	5,823	5,878	5,289	5,287
Solar - Utility	950	1,933	1,945	1,950	1,944
Energy transition	430	884	880	876	872
Contracted on a proportionate basis	8,463	17,737	15,402	14,696	14,666
Uncontracted on a proportionate basis	1,493	4,058	6,393	7,099	7,129
Long-term average on a proportionate basis	9,956	21,795	21,795	21,795	21,795
Non-controlling interests	7,269	15,546	15,546	15,546	15,546
Total long-term average	17,225	37,341	37,341	37,341	37,341
Contracted generation as a % of total generation on a proportionate basis	85%	81%	71%	67%	67%
Price per MWh – total generation on a proportionate basis	$91	$92	$101	$105	$105
(1)Includes generation of 1,128 GWh for 2021 and 2,475 GWh for 2022 secured under financial contracts.
(2)Includes 391 MW in the United States that have been presented as Assets held for sale.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 14 years in Europe, 10 years in Brazil, 3 years in Colombia, and 17 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.
In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (39%), distribution companies (26%), industrial users (20%) and Brookfield (15%).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is project level.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Corporate credit facility(1)	$—	$—	$—	$—
Commercial paper(1)(2)	—	3	—	3
Debt
Medium term notes(3)	2,198	2,140	2,198	2,140
Non-recourse borrowings(4)	—	—	17,138	16,006
	2,198	2,140	19,336	18,146
Deferred income tax liabilities, net(5)	—	—	4,942	5,310
Equity
Non-controlling interest	—	—	11,644	11,100
Preferred equity	624	609	624	609
Perpetual subordinated notes	340	—	340	—
Preferred limited partners' equity(6)	881	1,028	881	1,028
Unitholders' equity	8,095	9,030	8,095	9,030
Total capitalization	$12,138	$12,807	$45,862	$45,223
Debt-to-total capitalization	18%	17%	42%	40%
Debt-to-total capitalization (market value)(7)	7%	6%	31%	27%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.
(2)Our commercial paper program is supplemented by our $1,975 million corporate credit facilities with a weighted average maturity of five years.
(3)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2020: $8 million) of deferred financing fees, net of unamortized premiums.
(4)Consolidated non-recourse borrowings includes $43 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $97 million (2020: $122 million) of deferred financing fees and $145 million (2020: $63 million) of unamortized premiums.
(5)Deferred income tax liabilities less deferred income tax assets.
(6)Preferred limited partners' equity as at June 30, 2021 is adjusted to reflect the redemption of C$200 million Series 9 preferred units that was completed on July 31, 2021.
(7)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	June 30, 2021	December 31, 2020
Brookfield Renewable's share of cash and cash equivalents	$285	$291
Investments in marketable securities	180	183
Corporate credit facilities
Authorized credit facilities	2,375	2,150
Draws on credit facilities	—	—
Authorized letter of credit facility	400	400
Issued letters of credit	(273)	(300)
Available portion of corporate credit facilities	2,502	2,250
Available portion of subsidiary credit facilities on a proportionate basis	298	546
Available liquidity	$3,265	$3,270
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	June 30, 2021			December 31, 2020
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Medium term notes	3.9	13	$2,198	3.9	14	$2,140
Credit facilities	N/A	5	—	N/A	4	—
Commercial paper(1)	N/A	N/A	—	0.4	<1	3
Proportionate non-recourse borrowings
Hydroelectric	4.7	8	4,192	4.6	9	4,123
Wind	3.8	9	2,469	3.9	10	2,540
Solar	3.4	12	2,635	3.3	13	2,534
Energy transition	3.7	9	1,076	4.0	11	864
	4.0	10	10,372	4.0	11	10,061
			12,570			12,204
Proportionate unamortized financing fees, net of unamortized premiums			(26)			(45)
			12,544			12,159
Equity-accounted borrowings			(368)			(332)
Non-controlling interests			7,201			6,255
As per IFRS Statements			$19,377			$18,082
(1)Our commercial paper program is supplemented by our $1,975 million corporate credit facilities.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at June 30, 2021:

(MILLIONS)	Balance of 2021	2022	2023	2024	2025	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$—	$—	$323	$1,875	$2,198

Non-recourse borrowings
Credit facilities	6	50	1	395	—	—	452
Hydroelectric	—	210	508	79	467	1,284	2,548
Wind	—	—	195	—	—	523	718
Solar	—	17	141	—	6	446	610
Transition	—	40	68	—	152	151	411
	6	317	913	474	625	2,404	4,739
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	33	101	101	103	88	1,047	1,473
Wind	72	156	163	169	166	901	1,627
Solar	76	147	143	138	139	1,266	1,909
Transition	88	61	134	40	33	268	624
	269	465	541	450	426	3,482	5,633
Total	$275	$782	$1,454	$924	$1,374	$7,761	$12,570
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2020: $8 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2025 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Cash flow provided by (used in):
Operating activities	$—	$374	$351	$833
Financing activities	36	(353)	1,411	(456)
Investing activities	126	(81)	(1,639)	(221)
Foreign exchange gain (loss) on cash	5	4	(6)	(11)
(Decrease) Increase in cash and cash equivalents	$167	$(56)	$117	$145
Operating Activities
Cash flows provided by operating activities, net of working capital changes, for the three and six months ended June 30, 2021 totaled $456 million and $763 million, respectively, compared to $375 million and $837 million in 2020, respectively, reflecting the strong operating performance of our business during the period.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Trade receivables and other current assets	$(191)	$66	$(283)	$81
Accounts payable and accrued liabilities	(264)	(21)	(221)	(38)
Other assets and liabilities	(1)	(46)	92	(47)
	$(456)	$(1)	$(412)	$(4)
Financing Activities
Cash flows provided by financing activities totaled $36 million and $1,411 million for the three and six months ended June 30, 2021, respectively. Our disciplined and investment grade approach to financing our investment activity allowed us to generate $925 million of proceeds from non-recourse upfinancings for the six months ended June 30, 2021 and the issuance of our inaugural perpetual green subordinated notes of $340 million during the second quarter of 2021.
Distributions paid during the three and six months ended June 30, 2021 to Unitholders were $213 million and $429 million, respectively (2020: $183 million and $365 million, respectively). We increased our distributions to $1.215 per LP unit in 2021 on an annualized basis (2020: $1.16), representing a 5% increase per LP unit, which took effect in the first quarter of 2021. The distributions paid during the three and six months ended June 30, 2021, to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests in operating subsidiaries totaled $283 million and $422 million, respectively (2020: $168 million and $320 million). Our non-controlling interest also contributed capital of $795 million, net of capital returns during the year.
Cash flows used in financing activities totaled $353 million and $456 million for the three and six months ended June 30, 2020, respectively, as the proceeds raised from our inaugural $200 million Series 17 Preferred Units in the United States and our issuance of C$350 million ($248 million) ten-year corporate green bonds and net upfinancing proceeds received from non-recourse financings during the second quarter of 2020 were more than offset by the repayments of borrowings, primarily commercial paper and corporate credit facility, and the distributions noted above.
Investing Activities
Cash flows provided and used in investing activities totaled $126 million and $1,639 million for the three and six months ended June 30, 2021, respectively. During the year, we recycled the capital from the sale of wind porfolios in Ireland and Scotland, which closed in the second quarter of 2021 for $448 million, into accretive growth opportunities, investing $1,479 million to acquire, among others, an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction solar assets with a development pipeline of over 700 MW of development assets

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

in the United States, and a 23% interest in a scale renewable business in Europe with an interest in a 3,000 MW offshore wind development pipeline. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of solar developments projects in Brazil and the continuing initiative to repower existing wind power projects, was $244 million and $533 million for the three and six months ended June 30, 2021, respectively.
Cash flows used in investing activities totaled $81 million and $221 million for the three and six months ended June 30, 2020, respectively. Our growth initiatives included the acquisition of 100 MW of solar assets in Spain, additional investments in financial assets, the development power generation assets and sustaining capital expenditures, totaling $156 million and $340 million for the three and six months ended June 30, 2020, respectively.

SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	June 30, 2021	December 31, 2020
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	14,000,000	—
Preferred Units(2)
Balance, beginning of year	52,885,496	44,885,496
Issuance	—	8,000,000
Balance, end of period	52,885,496	52,885,496
GP interest(3)	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares	172,209,771	172,180,417
LP units
Balance, beginning of year	274,837,890	268,466,704
Issued pursuant to merger with TerraForm Power	—	6,051,704
Distribution reinvestment plan	93,667	182,965
Exchanged for BEPC exchangeable shares	9,642	136,517
Balance, end of period	274,941,199	274,837,890
Total LP units on a fully-exchanged basis(3)	641,638,909	641,506,246
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding. Subsequent to the quarter, we announced our intent to redeem all outstanding Series 9 Preferred Units.
(3)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP units.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions declared and paid are as follows:

	Three months ended June 30				Six months ended June 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2021	2020	2021	2020	2021	2020	2021	2020
Class A Preference Shares	$6	$6	$6	$6	$13	$13	$13	$13
Perpetual Subordinated Notes	3	—	—	—	3	—	—	—
Class A Preferred LP units	15	14	15	12	29	26	29	23
Participating non-controlling interests – in operating subsidiaries	262	150	262	150	380	284	380	284
GP interest and incentive distributions	21	17	20	15	42	34	41	31
Redeemable/Exchangeable partnership units	58	70	59	71	117	142	118	142
BEPC Exchangeable shares	52	—	52	—	104	—	104	—
LP units	83	97	82	97	167	196	166	192
CONTRACTUAL OBLIGATIONS
Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued perpetual subordinated notes at a fixed rate of 4.625%. These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	70	206	168	260
Net income	81	217	186	250

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

(1)Brookfield Renewable's total revenues for the three and six months ended June 30, 2021 were $1,019 million and $2,039 million, respectively (2020: $942 million and $1,991 million, respectively).

(MILLIONS)	June 30, 2021	December 31, 2020
Current assets(1)	$597	$582
Total assets(2)(3)	2,169	1,958
Current liabilities(4)	6,982	6,544
Total liabilities(5)	7,096	6,758
(1)Amount due from non-guarantor subsidiaries was $583 million (2020: $567 million).
(2)Brookfield Renewable's total assets as at June 30, 2021 and December 31, 2020 were $51,121 million and $49,722 million.
(3)Amount due from non-guarantor subsidiaries was $2,067 million (2020: $1,856 million).
(4)Amount due to non-guarantor subsidiaries was $6,266 million (2020: $6,048 million).
(5)Amount due to non-guarantor subsidiaries was $6,267 million (2020: $6,049 million).
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at June 30, 2021, letters of credit issued amounted to $1,099 million (2020: $716 million).
In connection to an adverse summary judgment ruling received in a litigation relating to a historical contract dispute at its subsidiary, TerraForm Power, in which the plaintiffs were awarded approximately $231 million plus 9% annual non-compounding interest that had accrued at the New York State statutory rate since May 2016, a surety bond was posted with the court for the judgment amount plus one year of additional 9% interest on the judgment amount. During the quarter, TerraForm Power reached a final settlement with the plaintiffs and the surety bond was fully and unconditionally released. See Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements for further details.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2021		2020				2019
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Generation (GWh) – LTA	16,092	14,099	14,333	13,446	15,527	14,151	13,850	12,332
Total Generation (GWh) – actual	14,683	13,828	13,247	12,007	13,264	14,264	12,465	11,089
Proportionate Generation (GWh) – LTA	8,356	7,602	7,354	6,618	7,309	6,717	6,561	5,821
Proportionate Generation (GWh) – actual	7,013	7,375	6,583	5,753	6,552	7,164	5,977	5,213
Revenues	$1,019	$1,020	$952	$867	$942	$1,049	$965	$897
Net income (loss) to Unitholders	(63)	(133)	(120)	(162)	(42)	20	(74)	(58)
Basic and diluted income (loss) per LP unit	(0.13)	(0.24)	(0.22)	(0.29)	(0.11)	0.01	(0.15)	(0.12)
Consolidated Adjusted EBITDA	927	686	717	611	673	761	727	649
Proportionate Adjusted EBITDA	510	489	456	371	396	391	348	301
Funds From Operations	268	242	201	157	232	217	171	133
Funds From Operations per Unit	0.42	0.38	0.31	0.25	0.40	0.37	0.29	0.23
Distribution per LP Unit	0.30	0.30	0.29	0.29	0.29	0.29	0.27	0.27

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	5,578	7,198	6,813	6,813	$395	$482	$269	$362	$194	$292	$(12)	$82
Brazil	2,264	2,151	1,986	1,986	97	100	81	82	70	70	27	34
Colombia	1,805	1,241	1,693	1,668	106	105	77	61	60	44	42	34
	9,647	10,590	10,492	10,467	598	687	427	505	324	406	57	150
Wind
North America	2,168	1,596	2,881	1,882	208	116	160	93	116	61	(56)	(17)
Europe	599	360	652	428	72	37	134	26	123	21	41	(20)
Brazil	267	212	294	294	14	11	10	9	6	6	(2)	(4)
Asia	241	200	217	218	16	13	12	11	8	7	2	1
	3,275	2,368	4,044	2,822	310	177	316	139	253	95	(15)	(40)
Solar	865	468	984	580	179	78	140	69	83	37	(9)	(24)
Energy transition(1)	601	290	438	157	148	69	104	55	77	44	17	19
Corporate	—	—	—	—	—	—	12	19	(227)	(133)	(246)	(127)
Total	14,388	13,716	15,958	14,026	$1,235	$1,011	$999	$787	$510	$449	$(196)	$(22)
(1)Actual generation includes 195 GWh (2020: 142 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Unitholders for the six months ended June 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	395	97	106	208	72	14	16	179	148	—	1,235	(77)	881	2,039
Other income	17	9	9	8	90	1	—	10	8	27	179	(5)	31	205
Direct operating costs	(143)	(25)	(38)	(56)	(28)	(5)	(4)	(49)	(52)	(15)	(415)	36	(319)	(698)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	46	21	67
Adjusted EBITDA	269	81	77	160	134	10	12	140	104	12	999	—	614
Management service costs	—	—	—	—	—	—	—	—	—	(153)	(153)	—	—	(153)
Interest expense	(72)	(7)	(13)	(42)	(11)	(4)	(4)	(56)	(27)	(41)	(277)	13	(215)	(479)
Current income taxes	(3)	(4)	(4)	(2)	—	—	—	(1)	—	—	(14)	1	(25)	(38)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(3)	(3)	—	—	(3)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(14)	(11)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(363)	(363)
Funds From Operations	194	70	60	116	123	6	8	83	77	(227)	510	—	—
Depreciation	(131)	(31)	(13)	(121)	(41)	(7)	(5)	(89)	(44)	(1)	(483)	26	(290)	(747)
Foreign exchange and financial instrument gain (loss)	(58)	4	(1)	(34)	(1)	(1)	—	12	—	12	(67)	—	68	1
Deferred income tax expense	30	—	(4)	7	1	—	(1)	—	(1)	27	59	2	(8)	53
Other	(47)	(16)	—	(24)	(41)	—	—	(15)	(15)	(57)	(215)	7	73	(135)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(35)	—	(35)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	157	157
Net income (loss) attributable to Unitholders(2)	(12)	27	42	(56)	41	(2)	2	(9)	17	(246)	(196)	—	—	(196)
(1)Share of loss from equity-accounted investments of $7 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $206 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Unitholders for the six months ended June 30, 2020:

	Attributable to Unitholders											Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	482	100	105	116	37	11	13	78	69	—	1,011	(38)	1,018	1,991
Other income	12	9	8	4	3	1	2	12	10	30	91	(1)	(51)	39
Direct operating costs	(132)	(27)	(52)	(27)	(14)	(3)	(4)	(21)	(24)	(11)	(315)	16	(337)	(636)
Share of Adjusted EBITDA from equity-accounted investments												23	17	40
Adjusted EBITDA	362	82	61	93	26	9	11	69	55	19	787	—	647
Management service costs	—	—	—	—	—	—	—	—	—	(73)	(73)	—	(13)	(86)
Interest expense	(68)	(8)	(14)	(33)	(5)	(2)	(4)	(33)	(10)	(41)	(218)	10	(292)	(500)
Current income taxes	(2)	(4)	(3)	1	—	(1)	—	1	(1)	1	(8)	1	(9)	(16)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(11)	(7)	(18)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(326)	(326)
Funds From Operations	292	70	44	61	21	6	7	37	44	(133)	449	—	—
Depreciation	(117)	(36)	(11)	(78)	(23)	(7)	(5)	(34)	(18)	(1)	(330)	13	(344)	(661)
Foreign exchange and financial instrument gain (loss)	(14)	7	(1)	4	(11)	(1)	(3)	(15)	(1)	—	(35)	4	5	(26)
Deferred income tax expense	(22)	1	(3)	(1)	—	—	1	—	—	15	(9)	(3)	—	(12)
Other	(57)	(8)	5	(3)	(7)	(2)	1	(12)	(6)	(8)	(97)	—	82	(15)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(14)	(7)	(21)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	264	264
Net income (loss) attributable to Unitholders(2)	82	34	34	(17)	(20)	(4)	1	(24)	19	(127)	(22)	—	—	(22)
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $62 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the six months ended June 30:

	Six months ended June 30
(MILLIONS)	2021	2020
Net income (loss) attributable to:
Limited partners' equity	$(101)	$(31)
General partnership interest in a holding subsidiary held by Brookfield	39	31
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(71)	(22)
BEPC exchangeable shares	(63)	—
Net income (loss) attributable to Unitholders	$(196)	$(22)
Adjusted for proportionate share of:
Depreciation	483	330
Foreign exchange and financial instruments loss	67	35
Deferred income tax recovery (expense)	(59)	9
Other	215	97
Funds From Operations	$510	$449
Distributions attributable to:
Preferred limited partners' equity	29	26
Preferred equity	13	13
Subordinated Perpetual notes	3	—
Current income taxes	14	8
Interest expense	277	218
Management service costs	153	73
Proportionate Adjusted EBITDA	999	787
Attributable to non-controlling interests	614	647
Consolidated Adjusted EBITDA	$1,613	$1,434

The following table reconciles the per-unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic income per LP unit is reconciled to Funds From Operations per unit, for the six months ended June 30:

	Six months ended June 30
	2021	2020
Basic income (loss) per LP unit(1)	$(0.37)	$(0.10)
Depreciation	0.75	0.57
Foreign exchange and financial instruments loss	0.10	0.06
Deferred income tax recovery (expense)	(0.09)	0.02
Other	0.40	0.22
Funds From Operations per Unit(2)	$0.79	$0.77
(1)During the six months ended June 30, 2021, on average there were 274.9 million (2020: 268.5 million).
(2)Average units outstanding for the six months ended June 30, 2021 were 645.5 million (2020: 583.7 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on Brookfield Renewable’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the six months ended June 30, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 pandemic on our internal controls to minimize the impact on their design and operating effectiveness.
SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable announced an agreement between Brookfield and Trane Technologies, a global climate innovator, to jointly pursue and offer decarbonization-as-a-service for commercial, industrial, and public sector customers across North America, leveraging Brookfield Renewable's distributed generation business.
Subsequent to the quarter, Brookfield signed a strategic collaboration agreement with Amazon to develop new renewable energy projects with power purchase agreements and to work together on additional green energy opportunities in the future, leveraging Brookfield Renewable's deep operating capabilities to support the construction of projects from Brookfield Renewable's 31,000 MW global development pipeline.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the quarters, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Energy transition includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) –  Critical judgments in applying accounting policies – Common control transactions in our December 31, 2020 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partnership unit holders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, including the acquisition, together with our institutional partners and Apple Inc.’s China renewable energy fund, of a 55% stake in a 213 MW contracted portfolio of wind assets in China and the pending sale of our 391 MW wind portfolio in the United States, financing and refinancing opportunities, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of the combination of Brookfield Renewable and TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; energy marketing risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against nonperforming counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions, including the pending sale of our 391 MW wind portfolio in the United States, the acquisition, together with our institutional partners and Apple Inc.’s China renewable energy fund, of a 55% stake in a 213 MW contracted portfolio of wind assets in China and; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all our operations or investments; political instability or changes in government policy; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of our LP units, preferred limited partnership units or securities exchangeable for LP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the LP units or preferred limited partnership units; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or its unitholders; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; broader impact of climate change; failure of BEPC’s systems technology; involvement in disputes, governmental and regulatory investigations and litigation; any changes in the market price of the LP units; and the redemption of BEPC exchangeable shares at any time or upon notice from the holder of BEPC class B shares.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and other risks and factors that are described therein.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This Interim Report contains references to certain proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit and Proportionate Debt (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit, and Proportionate Debt used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	14	$530	$431
Restricted cash	15	305	208
Trade receivables and other current assets	16	1,174	928
Financial instrument assets	5	96	62
Due from related parties	19	30	56
Assets held for sale	4	854	57
		2,989	1,742
Financial instrument assets	5	410	407
Equity-accounted investments	13	979	971
Property, plant and equipment, at fair value	8	44,646	44,590
Intangible assets		225	232
Goodwill	2	998	970
Deferred income tax assets	7	207	205
Other long-term assets		667	605
Total Assets		$51,121	$49,722
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$699	$625
Financial instrument liabilities	5	370	283
Due to related parties	19	761	506
Corporate borrowings	9	—	3
Non-recourse borrowings	9	1,212	1,026
Provisions		35	304
Liabilities directly associated with assets held for sale	4	407	14
		3,484	2,761
Financial instrument liabilities	5	550	668
Corporate borrowings	9	2,191	2,132
Non-recourse borrowings	9	15,974	14,921
Deferred income tax liabilities	7	5,149	5,515
Provisions		772	712
Other long-term liabilities		1,270	1,246
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	11,644	11,100
General partnership interest in a holding subsidiary held by Brookfield	10	50	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	2,439	2,721
BEPC exchangeable shares	10	2,159	2,408
Preferred equity	10	624	609
Perpetual subordinated notes	10	340	—
Preferred limited partners' equity	11	1,028	1,028
Limited partners' equity	12	3,447	3,845
Total Equity		21,731	21,767
Total Liabilities and Equity		$51,121	$49,722
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended June 30		Six months ended June 30
	Notes	2021	2020	2021	2020
Revenues	19	$1,019	$942	$2,039	$1,991
Other income		178	24	205	39
Direct operating costs		(307)	(310)	(698)	(636)
Management service costs	19	(72)	(46)	(153)	(86)
Interest expense	9	(246)	(261)	(479)	(500)
Share of earnings (losses) from equity-accounted investments	13	2	(1)	7	1
Foreign exchange and financial instruments gain (loss)	5	(47)	(46)	1	(26)
Depreciation	8	(379)	(324)	(747)	(661)
Other		(36)	(3)	(135)	(15)
Income tax recovery (expense)
Current	7	(22)	4	(38)	(16)
Deferred	7	20	11	53	(12)
		(2)	15	15	(28)
Net income (loss)		$110	$(10)	$55	$79
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$149	$12	$206	$62
General partnership interest in a holding subsidiary held by Brookfield	10	19	15	39	31
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	(25)	(24)	(71)	(22)
BEPC exchangeable shares	10	(22)	—	(63)	—
Preferred equity	10	6	6	13	13
Perpetual subordinated notes	10	3	—	3	—
Preferred limited partners' equity	11	15	14	29	26
Limited partners' equity	12	(35)	(33)	(101)	(31)
		$110	$(10)	$55	$79
Basic and diluted income (loss) per LP unit		$(0.13)	$(0.11)	$(0.37)	$(0.10)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2021	2020	2021	2020
Net income (loss)		$110	$(10)	$55	$79
Other comprehensive income (loss) that will not be reclassified to net income
Revaluations of property, plant and equipment	8	15	—	(257)	—
Actuarial loss on defined benefit plans		13	(4)	27	(2)
Deferred tax recovery (expense) on above item		(5)	—	40	—
Unrealized (loss) gain on investments in equity securities		3	2	5	(8)
Equity-accounted investments		1	(1)	(1)	—
Total items that will not be reclassified to net income		27	(3)	(186)	(10)
Other comprehensive income (loss) that will be reclassified to net income
Foreign currency translation		333	238	(338)	(1,566)
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	5	(89)	(20)	3	(40)
Gain on foreign exchange swaps net investment hedge	5	(12)	(3)	16	43
Reclassification adjustments for amounts recognized in net income	5	49	(15)	(3)	(34)
Deferred income taxes on above items		10	9	(2)	15
Equity-accounted investments	13	2	6	(1)	(8)
Total items that may be reclassified subsequently to net income		293	215	(325)	(1,590)
Other comprehensive income (loss)		320	212	(511)	(1,600)
Comprehensive loss		$430	$202	$(456)	$(1,521)
Comprehensive loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$276	$207	$(139)	$(743)
General partnership interest in a holding subsidiary held by Brookfield	10	20	15	38	24
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	31	(25)	(126)	(342)
BEPC exchangeable shares	10	27	—	(112)	—
Preferred equity	10	15	26	30	(13)
Perpetual subordinated notes	10	3	—	3	—
Preferred limited partners' equity	11	15	14	29	26
Limited partners' equity	12	43	(35)	(179)	(473)
		$430	$202	$(456)	$(1,521)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at March 31, 2021	$(1,197)	$(834)	$5,546	$(4)	$(31)	$5	$3,485	$1,028	$617	$—	$2,184	$11,604	$50	$2,466	$21,434
Net income (loss)	(35)	—	—	—	—	—	(35)	15	6	3	(22)	149	19	(25)	110
Other comprehensive income (loss)	—	85	2	3	(15)	3	78	—	9	—	49	127	1	56	320
Issuance of perpetual subordinated notes (Note 10)	—	—	—	—	—	—	—	—	—	340	—	—	—	—	340
Capital contributions	1	—	—	—	—	—	1	—	—	—	—	231	—	—	232
Disposals (Note 3)	12	—	(12)	—	—	—	—	—	—	—	—	(214)	—	—	(214)
Distributions or dividends declared	(83)	—	—	—	—	—	(83)	(15)	(6)	(3)	(52)	(262)	(21)	(58)	(500)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	—	3	(2)	—	1	(3)	(1)	—	(2)	—	—	9	1	—	7
Change in period	(103)	88	(12)	3	(14)	—	(38)	—	7	340	(25)	40	—	(27)	297
Balance, as at June 30, 2021	$(1,300)	$(746)	$5,534	$(1)	$(45)	$5	$3,447	$1,028	$624	$340	$2,159	$11,644	$50	$2,439	$21,731

Balance, as at March 31, 2020	$(1,195)	$(1,123)	$6,420	$(8)	$(51)	$(4)	$4,039	$1,028	$551	$—	$—	$9,996	$60	$2,925	18,599
Net income (loss)	(33)	—	—	—	—	—	(33)	14	6	—	—	12	15	(24)	(10)
Other comprehensive income (loss)	—	(1)	2	—	(7)	4	(2)	—	20	—	—	195	—	(1)	212
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	9	—	—	9
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(68)	—	—	(68)
Distributions or dividends declared	(97)	—	—	—	—	—	(97)	(14)	(6)	—	—	(150)	(17)	(70)	(354)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	(11)	(6)	(12)	(1)	14	—	(16)	—	—	—	—	1	—	(10)	(25)
Change in period	(139)	(7)	(10)	(1)	7	4	(146)	—	20	—	—	(1)	(2)	(105)	(234)
Balance, as at June 30, 2020	$(1,334)	$(1,130)	$6,410	$(9)	$(44)	$—	$3,893	$1,028	$571	$—	$—	$9,995	$58	$2,820	$18,365
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED SIX MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	$21,767
Net income (loss)	(101)	—	—	—	—	—	(101)	29	13	3	(63)	206	39	(71)	55
Other comprehensive income (loss)	—	(25)	(55)	5	(7)	4	(78)	—	17	—	(49)	(345)	(1)	(55)	(511)
Issuance of perpetual subordinated notes (Note 10)	—	—	—	—	—	—	—	—	—	340	—	—	—	—	340
Capital contributions	1	—	—	—	—	—	1	—	—	—	—	1,045	—	—	1,046
Disposals (Note 3)	12	—	(12)	—	—	—	—	—	—	—	—	(214)	—	—	(214)
Distributions or dividends declared	(167)	—	—	—	—	—	(167)	(29)	(13)	(3)	(104)	(380)	(42)	(117)	(855)
Distribution reinvestment plan	4	—	—	—	—	—	4	—	—	—	—	—	—	—	4
Other	(61)	(1)	6	—	1	(2)	(57)	—	(2)	—	(33)	232	(2)	(39)	99
Change in period	(312)	(26)	(61)	5	(6)	2	(398)	—	15	340	(249)	544	(6)	(282)	(36)
Balance, as at June 30, 2021	$(1,300)	$(746)	$5,534	$(1)	$(45)	$5	$3,447	$1,028	$624	$340	$2,159	$11,644	$50	$2,439	$21,731

Balance, as at December 31, 2019	(1,114)	(700)	6,422	(9)	(32)	12	4,579	833	597	—	—	11,086	68	3,317	20,480
Net income (loss)	(31)	—	—	—	—	—	(31)	26	13	—	—	62	31	(22)	79
Other comprehensive income (loss)	—	(431)	2	1	(13)	(1)	(442)	—	(26)	—	—	(805)	(7)	(320)	(1,600)
Preferred LP units issued	—	—	—	—	—	—	—	195	—	—	—	—	—	—	195
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	23	—	—	23
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(74)	—	—	(74)
Disposal	7	—	(7)	—	—	—	—	—	—	—	—	—	—	—	—
Distributions or dividends declared	(196)	—	—	—	—	—	(196)	(26)	(13)	—	—	(284)	(34)	(142)	(695)
Distribution reinvestment plan	3	—	—	—	—	—	3	—	—	—	—	—	—	—	3
Other	(3)	1	(7)	(1)	1	(11)	(20)	—	—	—	—	(13)	—	(13)	(46)
Change in period	(220)	(430)	(12)	—	(12)	(12)	(686)	195	(26)	—	—	(1,091)	(10)	(497)	(2,115)
Balance, as at June 30, 2020	$(1,334)	$(1,130)	$6,410	$(9)	$(44)	$—	$3,893	$1,028	$571	$—	$—	$9,995	$58	$2,820	$18,365
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended June 30		Six months ended June 30
(MILLIONS)	Notes	2021	2020	2021	2020
Operating activities
Net income (loss)		$110	$(10)	$55	$79
Adjustments for the following non-cash items:
Depreciation	8	379	324	747	661
Unrealized foreign exchange and financial instruments losses	5	58	45	31	25
Share of loss (earnings) from equity-accounted investments	13	(2)	1	(7)	(1)
Deferred income tax (recovery) expense	7	(20)	(11)	(53)	12
Other non-cash items		(134)	26	(120)	41
Dividends received from equity-accounted investments	13	20	1	47	15
Changes in due to or from related parties		45	(1)	63	5
Net change in working capital balances		(456)	(1)	(412)	(4)
		—	374	351	833
Financing activities
Proceeds from medium term notes	9	—	250	—	250
Commercial paper and corporate credit facilities, net	9	—	(197)	(3)	(159)
Proceeds from non-recourse borrowings	9	835	418	1,872	1,033
Repayment of non-recourse borrowings	9	(593)	(407)	(947)	(1,024)
Repayment of lease liabilities		(6)	(7)	(15)	(16)
Capital contributions from participating non-controlling interests – in operating subsidiaries	10	195	10	1,009	26
Capital repaid to participating non-controlling interests – in operating subsidiaries		(214)	(69)	(214)	(76)
Issuance of perpetual subordinated notes	10	340	—	340	195
Distributions paid:
To participating non-controlling interests – in operating subsidiaries	10	(262)	(150)	(380)	(284)
To preferred shareholders	10	(6)	(6)	(13)	(13)
To preferred limited partners' unitholders	11	(15)	(12)	(29)	(23)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	10,12	(213)	(183)	(429)	(365)
Borrowings from related party	19	345	—	755	—
Repayments to related party	19	(370)	—	(535)	—
		36	(353)	1,411	(456)
Investing activities
Investment in equity-accounted investments		(9)	(3)	(53)	(15)
Acquisitions, net of cash and cash equivalents in acquired entity		2	1	(1,426)	(105)
Investment in property, plant and equipment	8	(244)	(79)	(533)	(144)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	3	448	11	448	105
Purchases of financial assets	5	(44)	(201)	(44)	(237)
Proceeds from financial assets	5	1	126	47	161
Restricted cash and other		(28)	64	(78)	14
		126	(81)	(1,639)	(221)
Foreign exchange gain (loss) on cash		5	4	(6)	(11)
Cash and cash equivalents
(Decrease) Increase		167	(56)	117	145
Net change in cash classified within assets held for sale		5	(4)	(18)	(8)
Balance, beginning of period		358	549	431	352
Balance, end of period		$530	$489	$530	$489
Supplemental cash flow information:
Interest paid		$220	$220	$425	$421
Interest received		$11	$3	$23	$9
Income taxes paid		$23	$4	$34	$25
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (”Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M” and “BEP.PR.O” respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol "BEPH" on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2020 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2020 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on August 5, 2021.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on Brookfield Renewable’s financial reporting.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. ACQUISITIONS
U.S. Wind Portfolio
On March 24, 2021, Brookfield Renewable, alongside institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities of approximately 845 MW and development projects of approximately 400 MW (together, "Oregon Wind Portfolio") located in Oregon, United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $744 million. The total transaction costs of $6 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Oregon Wind Portfolio would have been $104 million for the six months ended June 30, 2021.
U.S. Distributed Generation Portfolio
On March 31, 2021, Brookfield Renewable, alongside institutional partners, completed the acquisition of 100% of a distributed generation business (the "U.S. Distributed Generation Portfolio") comprised of 360 MW of operating and under construction assets across approximately 600 sites and 700 MW of development assets, all in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $684 million. The total transaction costs of $2 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $39 million for the six months ended June 30, 2021.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

The preliminary purchase price allocation, at fair value, as at June 30, 2021, with respect to the acquisitions are as follows:

(MILLIONS)	Oregon Wind Portfolio	U.S. Distributed Generation Portfolio	Total
Cash and cash equivalents	$1	$1	$2
Restricted cash	49	5	54
Trade receivables and other current assets	29	20	49
Property, plant and equipment	1,595	756	2,351
Current liabilities	(11)	(6)	(17)
Current portion of non-recourse borrowings	(74)	(7)	(81)
Financial instruments	(16)	—	(16)
Non-recourse borrowings	(761)	(133)	(894)
Provisions	(35)	(37)	(72)
Other long-term liabilities	(33)	(17)	(50)
Fair value of net assets acquired	744	582	1,326
Goodwill	—	102	102
Purchase price	$744	$684	$1,428

3. DISPOSAL OF ASSETS
In June 2021, Brookfield Renewable, along with its institutional partners, completed the sale of a 656 MW operating and development wind portfolio in Ireland. The total consideration was approximately €298 million ($363 million) and Brookfield Renewable’s interest in the portfolio was approximately 40%. This resulted in a gain on disposition of $165 million ($66 million net to Brookfield Renewable) recognized in the consolidated statements of income. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $33 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
In June 2021, Brookfield Renewable completed the sale of a 271 MW development wind portfolio in Scotland. The total consideration was approximately £77 million ($108 million) and Brookfield Renewable’s interest in the portfolio was 100%. This resulted in a gain on disposition of $37 million ($37 million net to Brookfield Renewable) recognized in the consolidated statements of income.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Total
Proceeds, net of transaction costs	$465
Carrying value of net assets held for sale
Assets	673
Liabilities	(410)
263
Foreign currency translation, net of investment hedge, associated with the disposal	(35)
Gain on disposal, net of transaction costs	$167

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

4.  ASSETS HELD FOR SALE
As at June 30, 2021, assets held for sale within Brookfield Renewable's operating segments include wind and solar facilities in the United States and Asia.
In April 2021, Brookfield Renewable, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 391 MW wind portfolio in the United States ("U.S. Wind Portfolio) for proceeds of approximately $365 million ($161 million net to Brookfield Renewable), adjusted for cash and working capital. A revaluation of the U.S. Wind Portfolio was performed in accordance with our accounting policy election to apply the revaluation method. Brookfield Renewable holds approximately 20% to 100% economic interest in each of the project entities within the U.S. Wind Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	June 30, 2021	December 31, 2020
Assets
Cash and cash equivalents	$22	$4
Restricted cash	9	1
Trade receivables and other current assets	14	1
Property, plant and equipment	808	51
Other long-term assets	1	—
Assets held for sale	$854	$57
Liabilities
Current liabilities	$9	$—
Long-term debt	364	4
Other long-term liabilities	34	10
Liabilities directly associated with assets held for sale	$407	$14
5.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2020 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Level 3 – inputs for the asset or liability that are not based on observable market data.
The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	June 30, 2021				December 31, 2020
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$530	$—	$—	$530	$431
Restricted cash(1)	392	—	—	392	283
Financial instrument assets(2)
Energy derivative contracts	—	69	18	87	135
Interest rate swaps	—	23	—	23	—
Foreign exchange swaps	—	41	—	41	4
Investments in debt and equity securities(2)	—	89	98	187	175
Property, plant and equipment	—	—	44,646	44,646	44,590
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(166)	(19)	(185)	(33)
Interest rate swaps	—	(311)	—	(311)	(422)
Foreign exchange swaps	—	(77)	—	(77)	(94)
Tax equity	—	—	(347)	(347)	(402)
Contingent consideration	—	—	—	—	(1)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,394)	—	—	(2,394)	(2,448)
Non-recourse borrowing(1)	(2,392)	(16,198)	—	(18,590)	(17,991)
Total	$(3,864)	$(16,530)	$44,396	$24,002	$24,227
(1)Includes both the current amount and long-term amounts.
(2)Excludes $168 million (2020: $155 million) of investments in debt securities that are measured at amortized cost.
There were no transfers between levels during the six months ended June 30, 2021.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	June 30, 2021			December 31, 2020
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$87	$185	$(98)	$102
Interest rate swaps	23	311	(288)	(422)
Foreign exchange swaps	41	77	(36)	(90)
Investments in debt and equity securities	355	—	355	330
Tax equity	—	347	(347)	(402)
Total	506	920	(414)	(482)
Less: current portion	96	370	(274)	(221)
Long-term portion	$410	$550	$(140)	$(261)

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

(a)   Energy derivative contracts
Brookfield Renewable has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their tax equity interests are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument in the interim consolidated statements of income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$(63)	$(26)	$(104)	$(9)
Interest rate swaps	(3)	(34)	50	(59)
Foreign exchange swaps	1	12	60	84
Tax equity	2	(12)	16	(11)
Foreign exchange gain (loss)	16	14	(21)	(31)
	$(47)	$(46)	$1	$(26)

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$(79)	$(9)	$(39)	$28
Interest rate swaps	(2)	(11)	45	(68)
Foreign exchange swaps	(8)	—	(3)	—
	(89)	(20)	3	(40)
Foreign exchange swaps – net investment	(12)	(3)	16	43
Investments in debt and equity securities	3	2	5	(8)
	$(98)	$(21)	$24	$(5)
The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$4	$(17)	$(51)	$(41)
Interest rate swaps	9	2	12	7
	$13	$(15)	$(39)	$(34)
Foreign exchange swaps - net investment	(44)	—	(44)	—
Foreign currency translation	80	—	80	—
	$49	$(15)	$(3)	$(34)
6. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items. Brookfield Renewable includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$190	$45	$51	$86	$29	$7	$9	$102	$78	$—	$597	$(38)	$460	$1,019
Other income	12	1	9	7	48	1	—	4	5	18	105	(3)	76	178
Direct operating costs	(74)	(13)	(18)	(14)	(10)	(2)	(3)	(25)	(25)	(8)	(192)	15	(130)	(307)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	26	11	37
Adjusted EBITDA	128	33	42	79	67	6	6	81	58	10	510	—	417
Management service costs	—	—	—	—	—	—	—	—	—	(72)	(72)	—	—	(72)
Interest expense	(36)	—	(7)	(23)	(5)	(2)	(2)	(27)	(14)	(22)	(138)	7	(115)	(246)
Current income taxes	(2)	(2)	(2)	(2)	1	—	—	(1)	—	—	(8)	1	(15)	(22)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(15)	(15)	—	—	(15)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(3)	(3)	—	—	(3)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(8)	(7)	(15)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(280)	(280)
Funds From Operations	90	31	33	54	63	4	4	53	44	(108)	268	—	—
Depreciation	(66)	(17)	(7)	(62)	(19)	(4)	(2)	(45)	(24)	—	(246)	13	(146)	(379)
Foreign exchange and financial instrument gain (loss)	(37)	5	(4)	(13)	(5)	—	—	2	—	(15)	(67)	—	20	(47)
Deferred income tax expense	18	1	(2)	1	1	—	—	3	(3)	5	24	2	(6)	20
Other	(21)	(16)	—	(12)	(9)	—	(1)	—	(7)	24	(42)	5	1	(36)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(20)	—	(20)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	131	131
Net income (loss) attributable to Unitholders(2)	$(16)	$4	$20	$(32)	$31	$—	$1	$13	$10	$(94)	$(63)	$—	$—	$(63)
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $149 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$217	$39	$45	$56	$15	$7	$7	$44	$36	$—	$466	$(17)	$493	$942
Other income	11	6	6	2	3	1	2	11	9	28	79	2	(57)	24
Direct operating costs	(63)	(10)	(26)	(13)	(5)	(2)	(3)	(10)	(11)	(6)	(149)	7	(168)	(310)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	8	9	17
Adjusted EBITDA	165	35	25	45	13	6	6	45	34	22	396	—	277
Management service costs	—	—	—	—	—	—	—	—	—	(40)	(40)	—	(6)	(46)
Interest expense	(29)	(4)	(7)	(15)	(2)	—	(2)	(17)	(6)	(23)	(105)	7	(163)	(261)
Current income taxes	1	(2)	1	1	—	(1)	—	1	(1)	1	1	—	3	4
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(7)	1	(6)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(112)	(112)
Funds From Operations	137	29	19	31	11	5	4	29	27	(60)	232	—	—
Depreciation	(59)	(16)	(5)	(36)	(11)	(3)	(2)	(19)	(9)	—	(160)	7	(171)	(324)
Foreign exchange and financial instrument gain (loss)	(32)	—	(6)	6	(1)	(1)	—	(13)	(2)	13	(36)	2	(12)	(46)
Deferred income tax expense	(2)	—	(2)	1	(1)	—	1	2	—	(2)	(3)	(3)	17	11
Other	(37)	(4)	5	(9)	(7)	(1)	(1)	(9)	(6)	(6)	(75)	(1)	73	(3)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(5)	(7)	(12)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	100	100
Net income (loss) attributable to Unitholders(2)	$7	$9	$11	$(7)	$(9)	$—	$2	$(10)	$10	$(55)	$(42)	$—	$—	$(42)
(1)Share of losses from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $12 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, BEPC exchange shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	395	97	106	208	72	14	16	179	148	—	1,235	(77)	881	2,039
Other income	17	9	9	8	90	1	—	10	8	27	179	(5)	31	205
Direct operating costs	(143)	(25)	(38)	(56)	(28)	(5)	(4)	(49)	(52)	(15)	(415)	36	(319)	(698)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	46	21	67
Adjusted EBITDA	269	81	77	160	134	10	12	140	104	12	999	—	614
Management service costs	—	—	—	—	—	—	—	—	—	(153)	(153)	—	—	(153)
Interest expense	(72)	(7)	(13)	(42)	(11)	(4)	(4)	(56)	(27)	(41)	(277)	13	(215)	(479)
Current income taxes	(3)	(4)	(4)	(2)	—	—	—	(1)	—	—	(14)	1	(25)	(38)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(3)	(3)	—	—	(3)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(14)	(11)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(363)	(363)
Funds From Operations	194	70	60	116	123	6	8	83	77	(227)	510	—	—
Depreciation	(131)	(31)	(13)	(121)	(41)	(7)	(5)	(89)	(44)	(1)	(483)	26	(290)	(747)
Foreign exchange and financial instrument gain (loss)	(58)	4	(1)	(34)	(1)	(1)	—	12	—	12	(67)	—	68	1
Deferred income tax expense	30	—	(4)	7	1	—	(1)	—	(1)	27	59	2	(8)	53
Other	(47)	(16)	—	(24)	(41)	—	—	(15)	(15)	(57)	(215)	7	73	(135)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(35)	—	(35)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	157	157
Net income (loss) attributable to Unitholders(2)	(12)	27	42	(56)	41	(2)	2	(9)	17	(246)	(196)	—	—	(196)
(1)Share of earnings from equity-accounted investments of $7 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $206 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2020:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	482	100	105	116	37	11	13	78	69	—	1,011	(38)	1,018	1,991
Other income	12	9	8	4	3	1	2	12	10	30	91	(1)	(51)	39
Direct operating costs	(132)	(27)	(52)	(27)	(14)	(3)	(4)	(21)	(24)	(11)	(315)	16	(337)	(636)
Share of Adjusted EBITDA from equity-accounted investments												23	17	40
Adjusted EBITDA	362	82	61	93	26	9	11	69	55	19	787	—	647	—
Management service costs	—	—	—	—	—	—	—	—	—	(73)	(73)	—	(13)	(86)
Interest expense	(68)	(8)	(14)	(33)	(5)	(2)	(4)	(33)	(10)	(41)	(218)	10	(292)	(500)
Current income taxes	(2)	(4)	(3)	1	—	(1)	—	1	(1)	1	(8)	1	(9)	(16)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(11)	(7)	(18)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(326)	(326)
Funds From Operations	292	70	44	61	21	6	7	37	44	(133)	449	—	—
Depreciation	(117)	(36)	(11)	(78)	(23)	(7)	(5)	(34)	(18)	(1)	(330)	13	(344)	(661)
Foreign exchange and financial instrument gain (loss)	(14)	7	(1)	4	(11)	(1)	(3)	(15)	(1)	—	(35)	4	5	(26)
Deferred income tax expense	(22)	1	(3)	(1)	—	—	1	—	—	15	(9)	(3)	—	(12)
Other	(57)	(8)	5	(3)	(7)	(2)	1	(12)	(6)	(8)	(97)	—	82	(15)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(14)	(7)	(21)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	264	264
Net income (loss) attributable to Unitholders(2)	82	34	34	(17)	(20)	(4)	1	(24)	19	(127)	(22)	—	—	(22)
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $62 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at June 30, 2021
Cash and cash equivalents	$35	$1	$32	$22	$45	$7	$18	$76	$47	$2	$285	$(33)	$278	$530
Property, plant and equipment	13,009	1,599	1,807	3,322	891	288	148	3,507	2,063	—	26,634	(988)	19,000	44,646
Total assets	13,821	1,836	2,067	4,031	1,027	311	270	3,868	2,322	54	29,607	(454)	21,968	51,121
Total borrowings	3,469	256	467	1,725	548	78	127	2,643	1,079	2,198	12,590	(368)	7,155	19,377
Other liabilities	3,359	177	512	1,105	187	8	40	455	164	924	6,931	(86)	3,168	10,013
For the six months ended June 30, 2021:
Additions to property, plant and equipment	57	28	30	44	21	5	—	47	9	2	243	(3)	312	552
As at December 31, 2020
Cash and cash equivalents	$38	$6	$6	$36	$60	$1	$3	$86	$48	$7	$291	$(20)	$160	$431
Property, plant and equipment	12,983	1,544	1,965	3,606	1,095	274	175	3,548	1,880	—	27,070	(940)	18,460	44,590
Total assets	13,628	1,751	2,201	3,801	1,267	292	272	3,985	2,101	100	29,398	(387)	20,711	49,722
Total borrowings	3,439	245	439	1,680	669	66	125	2,534	864	2,143	12,204	(332)	6,210	18,082
Other liabilities	3,232	153	556	773	220	8	22	568	211	784	6,527	(55)	3,401	9,873
For the six months ended June 30, 2020:
Additions to property, plant and equipment(1)	226	15	1	8	5	1	—	24	8	1	289	(9)	178	458
(1)The company exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to the company) to its corresponding right-of-use asset.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Geographical Information
The following table presents consolidated revenue split by technology and geographical region for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Hydroelectric
North America	$237	$283	$508	$621
Brazil	46	43	102	115
Colombia	213	189	440	436
	496	515	1,050	1,172
Wind
North America	184	125	362	250
Europe	41	46	109	112
Brazil	18	18	35	31
Asia	31	27	60	49
	274	216	566	442
Solar	159	143	282	255
Energy transition	90	68	141	122
Total	$1,019	$942	$2,039	$1,991
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	June 30, 2021	December 31, 2020
United States	$23,986	$22,955
Colombia	7,529	8,150
Canada	4,912	4,880
Brazil	3,563	3,308
Europe	4,790	5,417
Asia	845	851
	$45,625	$45,561
7. INCOME TAXES
Brookfield Renewable's effective income tax rate was (38)% for the six months ended June 30, 2021 (2020: 26%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

8. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)
As at December 31, 2020	$28,418	$9,010	$7,012	$150	$44,590
Additions	190	142	206	14	552
Acquisitions through business combinations	—	1,595	756	—	2,351
Disposal of assets	—	(551)	—	—	(551)
Transfer to assets held for sale	—	(759)	—	—	(759)
Items recognized through OCI
Change in fair value	—	(257)	—	—	(257)
Foreign currency translation	(485)	21	(73)	4	(533)
Items recognized through net income
Depreciation	(274)	(297)	(171)	(5)	(747)
As at June 30, 2021(3)	$27,849	$8,904	$7,730	$163	$44,646
(1)Includes biomass and cogeneration.
(2)Includes assets under construction of $284 million (2020: $212 million) in the hydroelectric segment, $253 million (2020: $213 million) in the wind segment, $410 million (2020: $172 million) in the solar segment, and $6 million (2020: $1 million) in other.
(3)Includes right-of-use assets not subject to revaluation of $73 million (2020: $74 million) in the hydroelectric segment, $174 million (2020: $185 million) in the wind segment, $188 million (2020: $152 million) in the solar segment, and $2 million (2020: $3 million) in other.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

9. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	June 30, 2021				December 31, 2020
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	5	$—	$—	N/A	4	$—	$—
Commercial paper	N/A	N/A	—	—	0.4	< 1	3	3
Medium Term Notes:
Series 4 (C$150)	5.8	15	121	156	5.8	16	118	160
Series 9 (C$400)	3.8	4	323	348	3.8	4	314	348
Series 10 (C$500)	3.6	6	403	438	3.6	6	392	441
Series 11 (C$475)	4.3	8	383	436	4.3	8	373	442
Series 12 (C$475)	3.4	9	383	413	3.4	9	373	420
Series 13 (C$300)	4.3	28	242	274	4.3	29	236	287
Series 14 (C$425)	3.3	29	343	329	3.3	30	334	347
	3.9	13	2,198	2,394	3.9	14	2,140	2,445
Total corporate borrowings			2,198	$2,394			2,143	$2,448
Add: Unamortized premiums(1)			3				3
Less: Unamortized financing fees(1)			(10)				(11)
Less: Current portion			—				(3)
			$2,191				$2,132
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities
Brookfield Renewable had no commercial paper outstanding as at June 30, 2021 (2020: $3 million). The commercial paper program is supplemented by our $1,975 million corporate credit facilities.
In the first quarter of 2021, Brookfield Renewable extended the maturity of the sustainability-linked corporate credit facilities by two years to June 2026 and increased the size by $225 million.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of credit facilities:

(MILLIONS)	June 30, 2021	December 31, 2020
Authorized corporate credit facilities(1)	$2,375	$2,150
Authorized letter of credit facility	400	400
Issued letters of credit	(273)	(300)
Available portion of corporate credit facilities	$2,502	$2,250
(1)Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Medium term notes
Medium term notes are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 20 – Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate ("EURIBOR") and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (MCLR). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China ("PBOC").
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € LIBOR. £ LIBOR and € LIBOR replacement is expected to be effective prior to December 31, 2021. US$ LIBOR replacement is expected to become effective prior to June 30, 2023. As at June 30, 2021, none of Brookfield Renewable’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings is presented in the following table:

	June 30, 2021				December 31, 2020
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric	4.9	8	$7,237	$7,801	4.8	9	$6,989	$7,853
Wind	4.2	9	4,428	4,812	4.3	10	4,324	4,785
Solar	3.6	11	3,907	4,328	3.6	12	3,684	4,247
Energy transition	3.1	9	1,566	1,649	3.8	11	1,009	1,106
Total	4.3	9	$17,138	$18,590	4.3	10	$16,006	$17,991
Add: Unamortized premiums(2)			145				63
Less: Unamortized financing fees(2)			(97)				(122)
Less: Current portion			(1,212)				(1,026)
			$15,974				$14,921
(1)Includes $43 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

In the first quarter of 2021, Brookfield Renewable completed a financing of COP 180 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 1.09% and matures in March 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling £40 million ($55 million) associated with a wind development project in Europe that is currently classified as held for sale. The debt bears interest at a fixed rate of 2.87% and matures in 2037.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

In the first quarter of 2021, Brookfield Renewable completed a financing totaling $400 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 1% and matures in 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling $100 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 2% and matures in 2024.
In the second quarter of 2021, Brookfield Renewable completed a financing of R$1.5 billion ($300 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 5.2% and matures in 2045.
In the second quarter of 2021, Brookfield Renewable completed a financing of R$350 million ($70 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 1.59% and matures in 2022.
In the second quarter of 2021, Brookfield Renewable completed a financing of COP 600 billion ($159 million) in Colombia. The loan is comprised of a fixed rate bond bearing interest at 6.49% maturing in 2026, a variable rate bond bearing interest at the applicable rate plus 3.35% maturing in 2029, and a variable rate bond bearing interest at the applicable rate plus 4.45% maturing in 2041.
In the second quarter of 2021, Brookfield Renewable completed a financing of COP 85 billion ($23 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.69% and matures in 2031.
In the second quarter of 2021, Brookfield Renewable completed a financing of $164 million associated with a wind repowering project in the United States. The loan bears a variable interest at the applicable rate plus 1.125% maturing in 2022.
In the second quarter of 2021, Brookfield Renewable completed a financing of $263 million associated with a wind repowering project in the United States. The loan bears a variable interest at the applicable rate plus 1.75% maturing in 2025.
In the second quarter of 2021, Brookfield Renewable completed a refinancing of C$198 million ($160 million) associated with a solar portfolio in Canada. The loan bears a variable interest at the applicable rate plus 1.25% and matures in 2035.
10. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	June 30, 2021	December 31, 2020
Participating non-controlling interests – in operating subsidiaries	$11,644	$11,100
General partnership interest in a holding subsidiary held by Brookfield	50	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,439	2,721
BEPC exchangeable shares	2,159	2,408
Preferred equity	624	609
Perpetual subordinated notes	340	—
	$17,256	$16,894

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2020	$1,002	$1,994	$3,623	$410	$627	$97	$2,651	$14	$682	$11,100
Net income (loss)	2	62	(19)	23	8	11	83	—	36	206
Other comprehensive income (loss)	(79)	29	(90)	—	16	—	(230)	(1)	10	(345)
Capital contributions	—	4	—	862	—	—	—	—	179	1,045
Disposal	—	(214)	—	—	—	—	—	—	—	(214)
Distributions	(4)	(5)	(118)	(101)	(19)	(4)	(121)	(1)	(7)	(380)
Other	—	11	(7)	—	206	—	1	—	21	232
As at June 30, 2021	$921	$1,881	$3,389	$1,194	$838	$104	$2,384	$12	$921	$11,644
Interests held by third parties	75% - 80%	43% - 60%	23% - 71%	75%	50%	25%	53%	0.3%	20% - 50%

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and BEPC exchangeable shares held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at June 30, 2021, to the extent that LP unit distributions exceed $0.2000 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $20 million and $40 million were declared during the three and six months ended June 30, 2021, respectively (2020: $15 million and $31 million, respectively)
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield and the BEPC exchangeable shares are held 26.0% by Brookfield with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and six months ended June 30, 2021, exchangeable shareholders of BEPC exchanged 6,033 and 9,642 BEPC exchangeable shares for an equivalent number of LP units amounting to less than $1 million LP units. No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at June 30, 2021, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2020: 194,487,939 units), 172,209,771 shares (December 31, 2020: 172,180,417 shares), and 3,977,260 units (December 31, 2020: 3,977,260 units), respectively.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units, representing 5% of its issued and outstanding LP units. The bids will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three and six months ended June 30, 2021. During the year ended December 31, 2020, there were no LP units repurchased.
Distributions
The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
General partnership interest in a holding subsidiary held by Brookfield	$1	$2	$2	$3
Incentive distribution	20	15	40	31
	21	17	42	34
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	58	70	117	142
BEPC exchangeable shares held by
Brookfield	14	—	26	—
External shareholders	38	—	78	—
Total BEPC exchangeable shares	52	—	104	—
	$131	$87	$263	$176

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at

				2021	2020	June 30, 2021	December 31, 2020
Series 1 (C$136)	6.85	3.1	April 2025	$2	$2	$138	$134
Series 2 (C$113)(1)	3.11	2.7	April 2025	2	2	62	62
Series 3 (C$249)	9.96	4.4	July 2024	4	4	200	195
Series 5 (C$103)	4.11	5.0	April 2018	2	2	83	81
Series 6 (C$175)	7.00	5.0	July 2018	3	3	141	137
	31.03			$13	$13	$624	$609
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2021, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2021, the Toronto Stock Exchange accepted the notice of BRP Equity's intention to renew the normal course issuer in connection with its outstanding Class A Preference Shares for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the six months ended June 30, 2021.
Perpetual subordinate notes
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million of perpetual subordinated notes at a fixed rate of 4.625%. The perpetual subordinated notes do not have a maturity date except in an Event of Default. The perpetual subordinated notes also provide Brookfield Renewable, at its discretion, the right to defer the interest (in whole or in part) until liquidation of assets due to an Event of Default. The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position as per IAS 32, Financial Instruments: Presentation. Brookfield Renewable paid interest of $3 million on the perpetual subordinated notes during the three and six months ended June 30, 2021. Interest paid on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $340 million (2020: nil) as at June 30, 2021.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

11. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at
				2021	2020	June 30, 2021	December 31, 2020
Series 5 (C$72)	2.89	5.59	April 2018	$2	$1	$49	$49
Series 7 (C$175)	7.00	5.50	January 2026	4	4	128	128
Series 9 (C$200)	8.00	5.75	July 2021	5	4	147	147
Series 11 (C$250)	10.00	5.00	April 2022	5	5	187	187
Series 13 (C$250)	10.00	5.00	April 2023	5	5	196	196
Series 15 (C$175)	7.00	5.75	April 2024	4	4	126	126
Series 17 ($200)	8.00	5.25	March 2025	4	3	195	195
	52.89			$29	$26	$1,028	$1,028
As at June 30, 2021, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
Subsequent to the quarter, Brookfield Renewable redeemed all of the outstanding units of Series 9 Preferred Limited Partnership units for C$200 million or C$25 per Preferred Limited Partnership Unit.
Class A Preferred LP Units - Normal Course Issuer Bid
In July 2021, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the six months ended June 30, 2021.
12. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at June 30, 2021, 274,941,199 LP units were outstanding (December 31, 2020: 274,837,890 LP units) including 68,749,416 LP units (December 31, 2020: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and six months ended June 30, 2021, 51,857 and 93,667 LP units, respectively (2020: 45,687 and 104,454 LP units, respectively) were issued under the distribution reinvestment plan at a total cost of $2 million and $4 million, respectively (2020: $2 million and $3 million, respectively).
During the three and six months ended June 30, 2021, exchangeable shareholders of BEPC exchanged 6,033 and 9,642 exchangeable shares (2020: nil) for an equivalent number of LP units amounting to less than $1 million (2020: nil) LP units.
As at June 30, 2021, Brookfield Asset Management’s direct and indirect interest of 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximate 52% is held by public investors.
On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a 1% direct GP interest in BRELP and a 26% direct interest in the exchangeable shares of BEPC as at June 30, 2021.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units, representing 5% of its issued and outstanding LP units. The bid will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three and six months ended June 30, 2021.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

Distributions
The composition of the limited partners' equity distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Brookfield	$21	$29	$42	$60
External LP Unitholders	62	68	125	136
	$83	$97	$167	$196
In February 2021, Unitholder distributions were increased to $1.215 per LP unit on an annualized basis, an increase of $0.06 per LP unit, which took effect with the distribution payable in March 2021.
13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the six months ended June 30, 2021:

(MILLIONS)	June 30, 2021
Balance, beginning of year	$971
Investment	53
Disposals	(8)
Share of net income	7
Share of other comprehensive income	(2)
Dividends received	(47)
Foreign exchange translation and other	5
Balance, end of year	$979
In the first quarter of 2021, Brookfield Renewable, together with its institutional partners, closed its purchase of a 23% interest in a large scale renewable business in Poland, in connection with its previously announced tender offer alongside the current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable for a 6% interest). Brookfield Renewable, together with its institutional partners and the current majority shareholder, holds a 75% interest in the company.
14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	June 30, 2021	December 31, 2020
Cash	$522	$422
Short-term deposits	8	9
	$530	$431
15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	June 30, 2021	December 31, 2020
Operations	$227	$129
Credit obligations	102	119
Capital expenditures and development projects	63	35
Total	392	283
Less: non-current	(87)	(75)
Current	$305	$208

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	June 30, 2021	December 31, 2020
Trade receivables	$612	$614
Prepaids and other	169	64
Inventory	45	26
Income tax receivable	17	15
Other short-term receivables and collateral assets	282	163
Current portion of contract asset	49	46
	$1,174	$928
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
17.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	June 30, 2021	December 31, 2020
Operating accrued liabilities	$289	$270
Accounts payable	166	127
Interest payable on borrowings	111	106
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable and exchange shares dividends(1)	56	46
Current portion of lease liabilities	29	33
Other	48	43
	$699	$625
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately R$54 million ($11 million) to acquire a 270 MW wind development portfolio in Brazil. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
Brookfield Renewable, alongside institutional partners and Apple Inc.'s China Renewable Energy Fund, entered into a commitment to invest CNY 378 million ($59 million) to acquire a 213 MW portfolio of wind portfolio in China. The transaction is expected to close in the third quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 14% interest.
Brookfield Renewable, alongside institutional partners, have agreed to invest an additional €150 million (approximately $50 million net to Brookfield Renewable) into a large scale renewable business in Poland for a total ownership of almost

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

40%. Currently, Brookfield Renewable, together with its institutional partners, holds a 23% interest in the company (6% net to Brookfield Renewable).
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to an historical contractual dispute. This litigation predated the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners and related to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. During the quarter, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount paid by TerraForm Power was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest. A partially-owned subsidiary of Brookfield Renewable that holds shares in TerraForm Power was contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation. This issuance took place subsequent to quarter end and resulted in the immaterial dilution of Brookfield Renewable’s interest in TerraForm Power.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Global Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	June 30, 2021	December 31, 2020
Brookfield Renewable along with institutional investors	$117	$46
Brookfield Renewable's subsidiaries	982	670
	$1,099	$716
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
19. RELATED PARTY TRANSACTIONS
Brookfield Renewable`s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the interest rate applicable on the draws is LIBOR plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were $545 million funds placed on deposit with Brookfield Renewable as at June 30, 2021 (2020: $325 million). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three and six months ended June 30, 2021 totaled nil and $1 million, respectively (2020: nil and $1 million)
Contract Amendments
In the first quarter of 2021, two long-term power purchase agreements for sale of energy generated by hydroelectric facilities owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) were amended and Brookfield’s third-party power purchase agreements associated the sale energy generated by GLPL and MPT were reassigned.
Historically, the power purchase agreements required Brookfield to purchase energy generated by GLPL and MPT at an average price of C$100 per MWh and C$127 per MWh, respectively, both subject to an annual adjustment equal to a 3% fixed rate. The GLPL and MPT contracts with Brookfield each had an initial term to December 1, 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield through 2044 at a price of C$60 per MWh. There were no changes to the terms following the assignment of the third-party power purchase agreements from Brookfield to GLPL and MPT.
There were no amendments to or termination of the agreement that gives Brookfield Renewable the option to extend a fixed price commitment to GLPL from Brookfield from December 1, 2029 through 2044 at a price of C$60 per MWh.
The following table reflects the related party agreements and transactions for the three and six months ended June 30 in the interim consolidated statements of income (loss):

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Revenues
Power purchase and revenue agreements	$22	$85	$83	$181
Direct operating costs
Energy purchases	$(2)	$—	$(4)	$—
Energy marketing fee & other services	(5)	(1)	(5)	(1)
Insurance services(1)	—	(8)	—	(14)
	$(7)	$(9)	$(9)	$(15)
Interest expense
Borrowings	$—	$—	$(1)	$(1)
Contract balance accretion	(4)	(4)	$(9)	$(8)
	$(4)	$(4)	$(10)	$(9)
Management service costs	$(72)	$(46)	$(153)	$(86)
(1)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. Beginning in 2020, insurance services are paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the for the three and six months ended June 30, 2020 were less than $1 million.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

20.  SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at June 30, 2021
Current assets	$46	$427	$2,228	$586	$3,507	$(3,805)	$2,989
Long-term assets	4,482	263	5	29,588	47,754	(33,960)	48,132
Current liabilities	42	7	39	6,975	3,268	(6,847)	3,484
Long-term liabilities	—	—	2,191	114	23,603	(2)	25,906
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,644	—	11,644
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,439	—	—	2,439
BEPC exchangeable shares	—	—	—	—	2,159	—	2,159
Preferred equity	—	624	—	—	—	—	624
Perpetual subordinated notes	—	—	—	340	—	—	340
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
As at December 31, 2020
Current assets	$44	$416	$2,173	$568	$1,770	$(3,229)	$1,742
Long-term assets	4,879	256	6	31,329	47,886	(36,376)	47,980
Current liabilities	39	7	39	6,535	2,276	(6,135)	2,761
Long-term liabilities	—	—	2,132	214	22,851	(3)	25,194
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,100	—	11,100
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,721	—	—	2,721
BEPC exchangeable shares	—	—	—	—	2,408	—	2,408
Preferred equity	—	609	—	—	—	—	609
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
Three months ended June 30, 2021
Revenues	$—	$—	$—	$—	$1,019	$—	$1,019
Net income (loss)	(20)	—	(4)	(262)	331	65	110
Three months ended June 30, 2020
Revenues	$—	$—	$—	$—	$942	$—	$942
Net income (loss)	(19)	—	1	28	346	(366)	(10)
Six months ended June 30, 2021
Revenues	$—	$—	$—	$—	$2,039	$—	$2,039
Net income (loss)	(72)	—	(5)	(574)	467	239	55
Six months ended June 30, 2020
Revenues	$—	$—	$—	$—	$1,991	$—	$1,991
Net income (loss)	(5)	—	1	(35)	655	(537)	79
(1)Includes investments in subsidiaries under the equity method.
(2)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(3)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 9 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 10 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable announced an agreement between Brookfield and Trane Technologies, a global climate innovator, to jointly pursue and offer decarbonization-as-a-service for commercial, industrial, and public sector customers across North America, leveraging Brookfield Renewable's distributed generation business.
Subsequent to the quarter, Brookfield signed a strategic collaboration agreement with Amazon to develop new renewable energy projects with power purchase agreements and to work together on additional green energy opportunities in the future, leveraging Brookfield Renewable's deep operating capabilities to support the construction of projects from Brookfield Renewable's 31,000 MW global development pipeline.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2021

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
BRP Energy Group L.P.
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Sachin Shah
Stephen Westwell
Patricia Zuccotti
Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2019 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN